Exhibit (a)(1)

Offer To Purchase for Cash
All Outstanding Shares of Common Stock
of
Calprop Corporation
at
$.65 Net Per Share
by
NewCal Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
THURSDAY, APRIL 21, 2005, UNLESS THE OFFER IS EXTENDED.

     Purchaser’s offer to purchase your Calprop stock on the terms stated in this Offer to Purchase (the “Offer”) is conditioned on there being validly tendered and not withdrawn on or prior to the Expiration Date at least that number of shares of common stock of Calprop Corporation (sometimes referred to herein as “Calprop Shares” or “shares”) that (1) would, when aggregated with the Calprop Shares owned directly or indirectly by Purchaser, Calprop’s two principal stockholders and members of their respective families, represent at least 90% of all outstanding Calprop Shares (the “90% Condition”) and (2) represent a majority of the outstanding Calprop Shares on the date Calprop Shares are accepted for payment by Purchaser that are not owned, beneficially or of record, by Purchaser, Calprop’s two principal stockholders or members of their respective families, or directors and executive officers of Calprop (the “Public Stockholder Condition” and, together with the 90% Condition, the “Minimum Conditions”). The Offer is also subject to additional conditions described in this Offer to Purchase. See “Introduction” and Sections 6, 16 and 17 of this Offer To Purchase.

     Purchaser is a corporation formed for the purpose of making this Offer by Victor Zaccaglin, who is the founder, Chairman of the Board of Directors, Chief Executive Officer and largest stockholder of Calprop Corporation. This Offer is part of an overall plan intended to result in all of the outstanding Calprop Shares being owned by Mr. Zaccaglin, John Curci, Sr., who is also a principal stockholder of Calprop, and members of their respective families. These persons hold, in the aggregate, 8,094,658 shares, comprising approximately 83%, of Calprop’s outstanding common stock. If the Offer is completed, Mr. Zaccaglin and Mr. Curci intend to contribute their Calprop Shares to Purchaser in exchange for common stock of Purchaser and expect that members of their respective families will do the same. Messrs. Zaccaglin and Curci will then cause Purchaser to be merged into Calprop (the “Merger”) in a transaction in which all shareholders of Calprop, other than Purchaser, will receive cash for their Calprop Shares in the same amount per share as is being offered in the Offer.

     Purchaser, Mr. Zaccaglin and Mr. Curci each believe that the Offer is fair to the public stockholders of Calprop, which term means all Calprop stockholders other than Messrs. Zaccaglin, Curci and members of their families and directors and officers of Calprop. As described in the Schedule 14D-9 filed by Calprop with the Securities and Exchange Commission on March 25, 2005, a Special Directors Committee of the Calprop board of directors, not including Mr. Zaccaglin, has also concluded that the Offer and the proposed Merger described herein are fair to and in the best interests of the public stockholders of Calprop and recommends that the public stockholders of Calprop accept the Offer by tendering their Calprop shares as described herein. The board of directors of Calprop, with Mr. Zaccaglin abstaining from the vote, retained the firm of Duff & Phelps, LLC (“Duff & Phelps”) to act as financial advisor to Calprop and the Special Directors Committee in connection with the Offer and the contemplated Merger. In that capacity, Duff & Phelps has rendered its opinion that, as of February 23, 2005 and subject to the assumptions made, matters considered and limitations stated in their opinion, the $0.65 amount per share price being offered by Purchaser for the Calprop Shares in the Offer and the Merger is fair from a financial point of view to the public stockholders of Calprop. The conclusion and recommendation of the Special Directors Committee is based on this opinion and the other considerations described in the Schedule 14D-9 filed by Calprop with the SEC and in this Offer to Purchase.

     The members of the board of directors are Mr. Zaccaglin, the chief accounting officer of Calprop and one recently elected director. In considering the Offer and the recommendation of the Special Directors Committee, public stockholders should take into consideration the fact that Mr. Zaccaglin and Calprop’s chief accounting officer each have interests with respect to Calprop that are different from those of the public stockholders and that the chief accounting officer may not be deemed independent with respect to Purchaser, Mr. Zaccaglin or Mr. Curci.

     Purchaser has been informed that the officers and directors of Calprop who own Calprop Shares, other than Mr. Zaccaglin, intend to tender all of their Calprop Shares, aggregating 81,746 Calprop Shares, pursuant to the Offer.

     Purchaser, Mr. Zaccaglin and Mr. Curci have jointly filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) with respect to the Offer and, together with Calprop, have jointly filed a Rule 13E-3 Transaction Statement with the SEC with respect to the Offer and the Merger on Schedule 13E-3.

     Information about how to tender your Calprop Shares for purchase pursuant to the Offer is contained in Section 8 of this Offer To Purchase. In particular, individuals and other non-institutional stockholders of record will have to deliver their stock certificates to the Depository or arrange for book-entry transfer of their Calprop Shares, as described in Section 8 of this Offer To Purchase. Stockholders may further be required to have their signatures on the form of Letter of Transmittal for sending their Calprop Shares to the Depositary guaranteed as described in Section 8.

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     Questions, requests for assistance and requests for additional copies of this Offer To Purchase, the Letter of Transmittal and related materials may be directed to the Information Agent for the Offer or to brokers, dealers, commercial banks or trust companies. The Information Agent is Mellon Investor Services LLC. You may telephone the Information Agent at 1-866-894-3618 (toll free) to help answer your questions.

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     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS

DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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April 20, 2005

-i-

SUMMARY TERM SHEET

     The following are some of the questions that you, as a stockholder of Calprop Corporation, may have regarding the Offer and answers to those questions. We urge you to read the remainder of this Offer To Purchase, the accompanying Letter of Transmittal and the related Instructions carefully because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer To Purchase, the Letter of Transmittal and the Instructions.

Who is offering to buy my shares?

     The bidder, referred to herein as “we” or “Purchaser”, is NewCal Corporation, a California corporation formed by Victor Zaccaglin solely for the purpose of acquiring the common stock of Calprop in the Offer and completing the Merger described in this Offer to Purchase. Mr. Zaccaglin is currently Purchaser’s sole stockholder.

     Mr. Zaccaglin is the founder, Chairman of the Board of Directors, Chief Executive Officer and largest single stockholder of Calprop. Mr. Zaccaglin owns 4,439,218 shares (45.6%) and members of his family own 190,574 shares (2%) of the outstanding common stock of Calprop.

     If the Offer is completed and shares of Calprop common stock are purchased by Purchaser, Mr. Zaccaglin and members of his family, together with John Curci, Sr., who owns 3,096,643 shares (31.8%), and warrants to purchase 50,000 additional shares, and is a first cousin of Mr. Zaccaglin, and members of his family who collectively own 368,367 shares (3.8%) of the outstanding common stock of Calprop, will contribute their respective Calprop Shares to Purchaser in exchange for common stock of Purchaser. Messrs. Zaccaglin and Curci, and members of their respective families, will then be Purchaser’s sole stockholders, and Purchaser will own an aggregate of at least 90% of Calprop’s outstanding common stock.

     See Section 12 (“Certain Information Concerning Purchaser”) in this Offer To Purchase for additional information about Purchaser.

What shares are being sought in the Offer?

     We are seeking to purchase all of the outstanding common stock of Calprop.

How much are you offering to pay and what is the form of payment?

     We are offering to pay $0.65 per share, net to you, in cash.

Will I have to pay any fees or commissions?

     If you are the record owner of your shares (meaning that your shares are registered in your name) and you tender your shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your shares through a broker, bank or other nominee, and they tender your shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether they will charge any fees or costs to you.

Why are you offering to purchase my shares?

     As a result of the substantial losses Calprop has incurred over the past several years, Mr. Zaccaglin believes that Calprop no longer has the financial capacity to continue its business on a long-term basis without additional capital. Mr. Zaccaglin contemplates investing additional capital in Calprop if the Offer is successful and he, together with Mr. Curci and members of their respective families, become the sole beneficial owners of Calprop. Additional capital may also be invested by Mr. Curci, although there is no specific agreement by Mr. Curci to do so. If Mr. Zaccaglin is able to identify suitable residential real estate development opportunities, such capital will be used to assist Calprop in purchasing real estate assets for development, including construction and sale of houses or other residential properties.

     At December 31, 2003 and September 30, 2004, Calprop had approximately $24.9 million and $40.6 million, respectively, of net operating loss carryforward for federal income tax purposes and approximately $6.8 million and $11.5 million, respectively, of net operating loss carryforward for state tax purposes. This tax net operating loss carryforward is expected to be available, subject to certain limitations, to offset taxable income of Calprop, if Calprop is successful in producing taxable income from its future operations. This would enhance Calprop’s net after tax income.

     Mr. Zaccaglin further believes that Calprop will realize substantial cost savings, including legal and accounting costs estimated at $210,000 annually, if it does not continue to be a public company.

Why do you believe the Offer Price is fair?

     The firm of Duff & Phelps LLC was engaged by the Calprop board of directors to serve as an independent financial advisor to evaluate the fairness to the public shareholders from a financial point of view of the Offer and the contemplated Merger described in this Offer to Purchase. Duff & Phelps has rendered its opinion to the board of directors of Calprop that, as of February 23, 2005 and subject to the assumptions made, matters considered and limitations set forth in their opinion, the Offer and the Merger are each fair to the public stockholders of Calprop from a financial point of view. Duff & Phelps was selected to consider the fairness of the Offer and the Merger from among three experienced financial advisory firms who were initially contacted by Mr. Zaccaglin and asked by him to submit proposals and descriptions of their relevant experience.

     A special committee of the Calprop board of directors, not including Mr. Zaccaglin, has considered the opinion of Duff & Phelps as to the fairness of the Offer and the Merger, together with the other matters described in this Offer to Purchase, in determining that it believes the Offer and the Merger are each substantively fair to Calprop’s public stockholders.

     The Special Directors Committee also believes that the Offer and the contemplated Merger are fair to the public stockholders of Calprop from a procedural standpoint. It is a condition to the Offer that a majority of the public stockholders tender their shares in response to the Offer. In addition, if less than all of the outstanding Calprop Shares are tendered in response to the Offer, we intend to complete the Merger of Purchaser and Calprop, with cash being paid in the Merger for all outstanding shares of Calprop not owned by Purchaser at the same cash price as will be paid for all Calprop Shares purchased pursuant to the Offer. Accordingly, all public stockholders will receive the same per Share price for all of their Calprop Shares.

     For the above and other reasons described in the Offer to Purchase, we, Mr. Zaccaglin and Mr. Curci each believe that the Offer and the Merger are fair to Calprop’s public stockholders, but you must make your own decision about that in light of our self-interest in the transaction and the interests of each of the directors of Calprop. A complete discussion of the reasons for our beliefs as to the fairness of this transaction, as well as certain conflicting interests of members of the Calprop board and of Mr. Zaccaglin’s involvement in the selection of the financial advisory firm engaged by Calprop, may be found in Section 2 (“Fairness to Unaffiliated Stockholders”) of the Offer to Purchase.

Do you have the financial resources to pay for the Calprop Shares in the Offer?

     Yes. Mr. Zaccaglin has agreed to contribute to us the funds necessary to purchase all shares validly tendered in response to the Offer and not withdrawn and to fund the consideration payable in the Merger that we intend to complete if the Offer is successful. Mr. Zaccaglin has informed us that such funds are available to him from his personal resources. Neither Mr. Zaccaglin’s undertaking to provide the necessary funds to us nor the Offer is conditioned upon any financing arrangements. See Section 13 (“Source and Amount of Funds”) of this Offer to Purchase.

How long do I have to decide whether to tender my Calprop Shares in the Offer?

     You will have until 12:00 midnight, New York City time, on Thursday, April 21, 2005 to decide whether to tender your Calprop Shares in response to the Offer and deliver the required documents, unless the Offer is extended by us.

     If you own your shares through a broker, bank or other nominee, you should decide whether to tender your shares in the Offer and properly instruct your broker, bank or other nominee a sufficient time prior to the Expiration Date of the Offer so that they can validly tender your shares by that time. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure that is described later in this Offer To Purchase. See Section 6 (“Terms of the Offer”) and Section 8 (“Procedures for Tendering Calprop Shares”) in this Offer To Purchase.

May the Offer be extended and, if it is extended, how will I be notified?

     We may elect to extend the period of the Offer at any time in our sole discretion. If we extend the Offer, we will make a public announcement of the extension by issuing a press release to Business Wire for dissemination to the media before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We may also elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if we provide one, will be an additional period of time beginning after we have purchased Calprop Shares tendered in response to the Offer during which stockholders may tender their Calprop Shares and receive payment of the same price for them as that paid in the Offer. See Section 6 (“Terms of the Offer”) in this Offer To Purchase.

What are the most significant conditions to the Offer?

•	There must be validly tendered and not withdrawn prior to the Expiration Date of the Offer that number of Calprop Shares that would, when aggregated with the Calprop stock owned directly or indirectly by us, including the Calprop stock that Mr. Zaccaglin, Mr. Curci and members of their families will contribute to us, will represent at least 90% of all outstanding shares of Calprop common stock.

•	There must be validly tendered and not withdrawn prior to the Expiration Date of the Offer that number of Calprop Shares that represents a majority of the total number of all Calprop Shares outstanding on the Expiration Date that are not held by us, including the Calprop stock that Mr. Zaccaglin, Mr. Curci and members of their families will contribute to us, or by the directors and executive officers of Calprop.

•	There must not be a material adverse change in Calprop or its business, as reasonably determined by us, other than changes resulting from general economic or stock market conditions.

     As noted above, the Offer is not subject to a financing condition. The Offer is subject to the satisfaction of other conditions set forth under Section 16 (“Certain Conditions of the Offer”) in this Offer To Purchase.

How do I tender my Calprop Shares?

     This is what you must do to accept the Offer and tender your Calprop Shares:

•	If your Calprop Shares are registered in your name and you have your stock certificates, you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificates to the Depositary for the Offer or follow the procedures described in the Offer for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions for doing this are contained in the Letter of Transmittal and Section 8 (“Procedures for Tendering Calprop Shares”) of this Offer To Purchase.

•	If your shares are registered in your name, but your stock certificates are not available or you cannot deliver them to the Depositary before the offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery.

•	If you hold your shares through a broker, bank or other nominee, you must contact your broker, bank or other nominee and give instructions that your shares be tendered.

See Section 8 (“Procedures for Tendering Calprop Shares”) in this Offer To Purchase.

Until what date and time may I withdraw my shares if I have previously tendered my Calprop Shares for purchase by you?

     You may withdraw your shares at any time until the Offer has expired and, if we have not accepted your shares for payment by Thursday, April 21, 2005, you may withdraw them at any time thereafter as long as we have not yet accepted tendered Calprop Shares for payment. Your right to withdraw your Calprop Shares will not apply to any subsequent offering period discussed in Section 6 of this Offer to Purchase, if we decide to provide one. See Section 9 (“Withdrawal Rights”) in this Offer To Purchase.

How do I withdraw previously tendered shares?

     To withdraw your Calprop Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Calprop Shares. If you tendered your Calprop Shares by giving instructions to a bank, broker or other nominee, you must instruct your bank, broker or other nominee to arrange for the withdrawal of your Calprop Shares. See Section 9 (“Withdrawal Rights”) in this Offer To Purchase.

Will this tender offer be followed by a merger if all the Calprop Shares are not tendered in response to the Offer?

     If the 90% Condition is met, we intend to complete the Merger of Purchaser and Calprop described in this Offer to Purchase promptly and without any public stockholder vote. In the Merger, all remaining stockholders of Calprop, other than those who perfect dissenter’s appraisal rights under California law, will receive the same $0.65 cash price per share as is being offered in the Offer or, if a higher per share price is paid in the Offer, that higher price. See the “Introduction” to this Offer To Purchase.

If the Offer is successful, will Calprop continue as a public company?

     No. If the Offer is successful and the Merger takes place, Calprop will no longer be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered Calprop Shares, there may be so few remaining stockholders and publicly held Calprop Shares that:

•	There may be even less of a public trading market for Calprop common stock than currently exists.

•	Calprop may cease making filings with the SEC and cease being required to comply with the SEC’s rules relating to publicly held companies.

See Section 3 (“Reasons, Purposes, Structure and Alternatives for the Transaction; Effects of the Transaction; Plans for Calprop; Other Matters”) in this Offer To Purchase.

What are the principal conflicts of interest raised by the Offer and what is being done about them?

     The current sole stockholder and sole officer of Purchaser, Victor Zaccaglin, is also the single largest stockholder, and is the founder, Chairman of the Board and Chief Executive Officer, of Calprop. John Curci, Sr., who is expected to become the second largest stockholder of Purchaser upon contribution of his Calprop stock to Purchaser, is currently Calprop’s second largest stockholder. Both Mr. Zaccaglin and Mr. Curci (including affiliates of Mr. Curci) have made loans to Calprop and have purchased assets from and had other business transactions with Calprop. Mr. Zaccaglin and Mr. Curci are first cousins and, together with members of their respective families, own approximately 83% (47.6% by Mr. Zaccaglin and family members and 35.6% by Mr. Curci and family members) of Calprop’s currently outstanding common stock. If the Offer and the Merger are completed, they will collectively own 100% (57.3% and 42.9%, respectively) of Calprop’s outstanding common stock. As a result, they will receive any benefits, and will bear all of the investment risks, of continued ownership and operation of Calprop.

     Calprop’s public stockholders will receive $0.65 per share for their Calprop Shares in the Offer or in the Merger and will not receive any of the benefits, or bear any of the investment risks, of the operations of Calprop thereafter. Messrs. Zaccaglin and Curci hope to benefit from utilization of Calprop’s tax net operating loss carryovers to offset Calprop’s future taxable income, if any. In this connection, they intend either to pursue real estate development projects through Calprop or to engage Calprop as general contractor, for which Calprop would be paid general contractor fees, for projects with respect to which they are investors or owners.

     As described in the Offer to Purchase, each of the directors of Calprop has interests with respect to Calprop and relationships with Mr. Zaccaglin that are different from those of Calprop’s other stockholders and that may be considered to affect their independence. For this reason, among others, the Calprop board of directors engaged Duff & Phelps, LLC, an independent financial advisory firm, to advise the board of directors of Calprop regarding the fairness to the public shareholders from a financial point of view of the price to be paid for Calprop stock in the Offer and the Merger. Duff & Phelps rendered its opinion to the board of directors that, as of February 23, 2005 and subject to the assumptions made, matters considered and limitations stated in their opinion, the $0.65 per share price offered by Purchaser in the Offer and the Merger is fair from a financial point of view to the public stockholders of Calprop.

     In addition, it is a condition to the Offer that at least a majority of the publicly held shares (that is, a majority of the total number of shares of Calprop’s outstanding common stock that are not held by Purchaser, Messrs. Zaccaglin and Curci, members of their respective families or directors and officers of Calprop), be validly tendered in the Offer and not withdrawn. If this condition is not met, Purchaser will terminate the Offer without purchasing any Calprop Shares. If the Offer is terminated or expires, Purchaser reserves the right to purchase shares in the open market, pursuant to another offer or in other transactions, which could include negotiated purchases of newly issued shares of common stock directly from Calprop.

     For further information on these subjects, see Section 2 (“Fairness to Unaffiliated Stockholders”) and Section 4 (“Certain Related Party Transactions”) in this Offer to Purchase.

If I decide not to tender, how will the Offer and related Merger affect my Calprop Shares?

     If enough Calprop shares are tendered to satisfy the Minimum Conditions to the Offer and we purchase the shares tendered, we intend to complete the Merger promptly thereafter. Stockholders not tendering their Calprop Shares for purchase in response to the Offer will receive the same amount of cash for their shares in the Merger that they would have received had they tendered their shares in the Offer, subject to their right to obtain a judicial appraisal of and to be paid the value of their Calprop Shares under the dissenters’ rights provisions of California law. Therefore, if we purchase the shares tendered in the Offer, the primary differences to you between tendering your Calprop Shares and not tendering your Calprop Shares are that you will be paid earlier if you tender your Calprop Shares and that appraisal rights will be available to you in connection with the Merger (if you, or the nominee in whose name your shares are registered, follow the required legal procedures), but not in connection with the Offer. However, if enough stockholders do not tender their Calprop shares and the Minimum Conditions therefore are not satisfied, then we will not purchase any shares in the Offer and the Merger will not take place. See Introduction and Section 3 (“Reasons, Purposes, Structures and Alternatives for the Transaction; Effects of the Transaction; Plans for Calprop; Other Matters”) in this Offer To Purchase for a further description of these matters and of alternative actions we may consider if the Offer is not successful.

Will I have appraisal rights in the Offer?

     No appraisal rights will be available to you in connection with the Offer. However, if the Merger is completed, you will have rights under California law to obtain a judicial appraisal of, and to receive payment in cash equal to, the fair value of your Calprop Shares if you follow the procedures specified by California law. If you are not a stockholder of record, the person or firm in whose name your shares are registered must exercise the appraisal rights for you. See Section 3 (“Reasons, Purposes, Structure and Alternatives for the Transaction; Effects of the Transaction; Plans for Calprop; Other Matters”).

What is the market value of my shares as of a recent date?

     On March 21, 2005, a recent trading day before the Offer was publicly announced, the closing bid and asked quotations for Calprop common stock on the OTC Bulletin Board, as reported by IDD Information Services, Tradeline®, were $0.25 (bid) and $0.51 (asked) per share. You may wish to consider obtaining more recent quotations for Calprop common stock in deciding whether to tender your shares. We caution you, however, that there is very little trading activity for Calprop’s common stock and, accordingly, published market quotations are not necessarily reliable indications of the value of the Calprop Shares. See Section 10 (“Price Range of the Calprop Shares; Dividends on the Calprop Shares”) in this Offer to Purchase.

What are the principal tax consequences of tendering my Calprop Shares?

     The receipt of cash for shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and generally for state, local and foreign income tax purposes as well. In general, if you sell Calprop Shares pursuant to the Offer you will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and your adjusted tax basis in the Calprop Shares sold pursuant to the Offer. If the Calprop Shares exchanged constitute capital assets in your hands, your gain or loss will be a capital gain or loss.

     In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Calprop Shares were held for more than one year. If the Calprop Shares were held for one year or less, any capital gains will be subject to tax at ordinary income tax rates. Capital losses recognized by the individual would be netted against any capital gains recognized by the individual for the same year, and up to $3,000 of any net capital loss in the year would be deductible against the individual’s ordinary income for the year. Any net capital loss in excess of $3,000 would not be deductible in that year, but may be carried forward to offset capital gains in future years, and may be deducted in future years against ordinary income, subject to the same $3,000 per year limitation. You should contact your own tax advisor to determine the particular tax consequences to you of tendering your Calprop Shares. See Section 5 (“Certain United States Federal Income Tax Consequences”).

Who can I talk to if I have questions about the Offer?

     Mellon Investor Services LLC is acting as the Information Agent for the Offer. You can call the Information Agent at 1-(866) 894-3618 (toll free) to help answer your questions. See the back cover page of this Offer To Purchase for additional information.

To Calprop Corporation Stockholders:

INTRODUCTION

     NewCal Corporation, a California corporation (“Purchaser”), hereby offers to purchase all outstanding Calprop Shares of common stock of Calprop Corporation, a California corporation (“Calprop”), that are not directly or indirectly owned by Purchaser or the existing or prospective stockholders of Purchaser as described herein (the “Calprop Shares”), at a purchase price of $0.65 per Share, net to the seller in cash, without interest (such price, as the same may be changed from time to time in accordance with the Offer and applicable law, being referred to herein as the “Offer Price”), less any amounts required by law to be withheld and paid to governmental entities, on the terms and subject to the conditions set forth this Offer to Purchase and in the related Letter of Transmittal and the Instructions thereto (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

     The board of directors of Calprop established a special committee of directors (the “Special Directors Committee” or the “Committee”), which committee does not include Mr. Zaccaglin, to evaluate the Offer. As described in the Schedule 14D-9 filed by Calprop with the Securities and Exchange Commission (the “SEC”), at a meeting held on February 23, 2005, the Special Directors Committee determined that the Offer and the Merger described herein are fair to and in the best interests of the public stockholders of Calprop and voted to recommend that the public stockholders of Calprop accept the Offer by tendering their Calprop Shares as described herein. At a subsequent meeting held the same day, the board of directors of Calprop considered the determination and recommendation of the Special Directors Committee and, by unanimous vote, also determined that the Offer is fair to and in the best interests of the public stockholders of Calprop and voted to recommend that the public stockholders of Calprop accept the Offer.

     The Special Directors Committee and the board of directors of Calprop based their determination, in part, on the opinion Duff & Phelps LLC, independent financial advisor to the Special Directors Committee, that, as of February 23, 2005 and subject to the assumptions made, matters considered and limitations on the review undertaken by Duff & Phelps in connection with its opinion, the $0.65 per share Offer Price is fair from a financial point of view to the public stockholders of Calprop. Each stockholder, however, should make such stockholders’ own determination as to whether to accept or reject the Offer. In that connection, public stockholders should take into consideration the fact that the board of directors of Calprop now consists solely of Victor Zaccaglin, who is Purchaser’s largest stockholder and sole executive officer, Barry Glaser, who became a director effective December 14, 2004, and Henry Nierodzik, who is Calprop’s chief accounting officer. Mr. Nierodzik may be deemed to have relationships with Mr. Zaccaglin and interests with respect to Calprop that are different from those of Calprop’s public stockholders and therefore may not be deemed independent with respect to Purchaser and Purchaser’s stockholders, Mr. Zaccaglin, John Curci, Sr. and members of their families. See Section 2 (“Fairness to Unaffiliated Stockholders – Reports, Opinions and Appraisals”). In addition, Mr. Glaser, who is a retired stockbroker who has owned Calprop common stock for a number of years, agreed to become a director upon the request of Mr. Zaccaglin to participate as a non-employee director in the board’s consideration of Mr. Zaccaglin’s proposal and any alternative transactions that might be or become available to

Calprop. Mr. Glaser is an acquaintance of and member of the same church as Mr. Zaccaglin, as is Mr. Nierodzik.

     The Offer is conditioned upon, among other things, the Minimum Conditions described herein. The Offer is not conditioned upon Purchaser’s obtaining financing to purchase Calprop Shares. See Section 16 (“Certain Conditions to the Offer”) in this Offer To Purchase for a complete description of the conditions to the Offer.

     As of the date of this Offer To Purchase, Purchaser beneficially owns 8,094,658 shares of common stock (including shares that will be contributed to Purchaser by Victor Zaccaglin, John Curci, Sr., and members of their respective families), which represent approximately 83% of the total outstanding shares of Calprop common stock. Upon acquiring at least 90% of the outstanding shares of Calprop common stock, Purchaser would be able, and presently intends, to cause Calprop to effect a merger (the “Merger”) in which each outstanding Calprop Share not beneficially owned or held by Purchaser or held by stockholders who perfect their dissenter’s rights under the California General Corporation Law would be converted into the right to receive payment in cash of the same amount per share as that paid for Calprop Shares pursuant to the Offer (the “Merger Consideration”).

     Certain federal income tax consequences of the sale of Calprop Shares pursuant to the Offer or the Merger are described in Section 5 below.

     If the Public Stockholder Condition described herein is not met, Purchaser will terminate the Offer without purchasing any Calprop Shares. In that event, Purchaser may, among other possible courses of action, (1) leave Calprop as a publicly traded corporation, (2) seek to engage in certain open market or privately negotiated purchases of Calprop Shares, or to purchase shares directly from Calprop, to increase Purchaser’s ownership to at least 90% of the outstanding Calprop Shares and effect a merger with Calprop, (3) cause Calprop to call a special meeting of stockholders to approve a merger with Purchaser and vote all of its shares of Calprop common stock for approval of the merger, which would require the filing of certain disclosure materials with the Securities and Exchange Commission prior to consummation of the Merger, or (4) commence a new tender offer for Calprop Shares, which could be on different terms and subject to different conditions than the Offer. If Purchaser terminates the Offer, any subsequent purchases made by Purchaser may be at prices less than $0.65 per share and the consideration stockholders receive in any merger or other business combination may also be less than that amount per share.

     If the Offer is not successfully completed, no assurance can be given as to whether or when any merger of Calprop with Purchaser will be completed and, similarly, no assurance can be given as to whether or when any consideration will be paid to Calprop stockholders. In addition, if the Offer and the Merger do not occur, and the trading price of the Calprop Shares could decline, including down to a price at or below which the prices at which Calprop Shares were trading prior to the date Purchaser announced its intention to commence the Offer. If Purchaser were to pursue any of the actions set forth in clauses (2), (3) or (4) of the immediately preceding paragraph, it could take considerably longer for stockholders to receive any consideration for their Calprop Shares than if they had tendered their Calprop Shares in the Offer, and stockholders could receive less consideration than is being offered hereby.

     Purchaser reserves the right, in its sole discretion, to extend the Offer in order to meet the Minimum Conditions described herein or any other condition.

     As of the date hereof, Calprop had 9,737,205 issued and outstanding shares of common stock held by approximately 640 stockholders of record and stock options to purchase 15,300 shares of Calprop common stock were outstanding, all of which had exercise prices exceeding $0.65 per share. Based on the number of shares outstanding, and assuming no exercises of options, Purchaser currently believes that (1) 667,927 Calprop Shares must be tendered and not withdrawn prior to the expiration date of the Offer to satisfy the 90% Condition described herein and (2) 820,702 Calprop Shares must be tendered by stockholders other than Messrs. Zaccaglin and Curci, members of their respective families, and the directors and executive officers of Calprop and not withdrawn prior to the expiration date of the Offer, to satisfy the Public Stockholder Condition described herein.

     Purchaser is not offering to acquire any employee stock options in the Offer. Each holder of an option that is vested or becomes vested prior to the expiration of the Offer may exercise that option prior to the expiration of the Offer and the shares received upon such exercise may be tendered pursuant to the Offer. As noted above, however, no outstanding options have exercise prices less than the $0.65 per share Offer Price and, accordingly, no option exercises are expected.

     No dissenter’s or appraisal rights are available in connection with the Offer. Stockholders will have appraisal rights in connection with the proposed Merger described in the Offer to Purchase that is contemplated if the Offer is completed. See Section 3 (“Purposes, Structure and Alternatives for the Transaction; Effects of the Transaction; Plans for Calprop; Other Matters”) in this Offer to Purchase.

     Tendering stockholders who have Calprop Shares registered in their own name and who tender those Calprop Shares directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the sale of their Calprop Shares pursuant to the Offer. Stockholders who hold their Calprop Shares through a broker, bank or other nominee should consult with their broker, bank or other nominee as to whether any fees will be applicable to a tender of their Calprop Shares. Purchaser will pay all charges and expenses of Mellon Investor Services LLC, as the depositary (the “Depositary”) and the information agent (the “Information Agent”) for the Offer. See Section 8 (“Procedures for Tendering Calprop Shares”).

     This Offer To Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.

SPECIAL FACTORS

1.	Background of the Offer

     Calprop’s Business, Operating Losses and Stockholders Deficit

     Calprop has been a publicly traded company since its initial public offering of common stock in 1971. Calprop’s historic business since that time has consisted principally of the development of residential real estate projects and the construction and sale of single-family detached homes and townhomes, including selection of suitable real estate for development, obtaining required entitlements and government approvals for the construction of single-family and other residential real estate, obtaining financing and the construction and sale of homes to consumers. Although Calprop’s business involves substantial risks, Calprop had generally profitable operations until mid-1990. From that period through 1996, Calprop was adversely affected by a general economic down turn and incurred substantial losses. Calprop returned to profitability in 1997 and 1998.

     Calprop’s results of operations and financial condition for the years 1999 through 2003 are summarized below:

								Nine Months Ended
	Year Ended December 31,							September 30,
	1999	2000		2001		2002	2003	2003	2004
Real Estate Sales	$52,598,849	$64,238,615		$90,614,622		$91,641,620	$19,892,939	$17,734,926	$9,081,536

Cost of Real Estate Sales	[$50,242,115 ]	[$58,561,703	]	[$82,671,009	]	($92,399,110)	($20,715,992)	[$18,037,389 ]	($10,647,812)

Recognition of Impairment of Real Estate Under Development	($2,519,521)	—		($2,018,088)		($4,471,693)	($5,046,150)	($4,686,150)	$—

(Loss) Income From Development Operations	($162,787)	$5,676,912		$5,925,525		($5,229,183)	($5,869,203)	($4,988,613)	($1,566,276)

Net (Loss) Income	($752,582)	$3,627,940		$3,326,106		($7,890,557)	($15,144,157)	($13,623,590)	($2,656,076)

(Loss) Income from Continuing Operations per Share:
Basic	($0.07)	$0.35		$0.32		($0.71)	($1.25)	($1.12)	($0.27)
Diluted	($0.07)	$0.35		$0.32		($0.71)	($1.25)	($1.12)	($0.27)

As of December 31:

Total Investment in Real Estate	$79,070,791	$98,816,458		$88,789,252		$35,381,488	$22,040,358	22,415,638	$4,102,488

Total Other Assets	$8,746,852	$9,793,065		$10,178,448		$10,693,458	$1,483,514	$1,773,712	$1,033,491

Total Assets	$87,817,643	$108,609,523		$98,967,700		$46,074,946	$23,523,872	$24,189,350	$5,135,979

Total Trust Deeds, Notes Payable and Related Party Notes	$73,076,171	$87,043,731		$78,210,339		$25,772,557	$20,848,334	20,646,319	$13,416,115

Total Liabilities	$79,826,079	$97,179,407		$84,214,904		$39,196,226	$31,776,805	30,944,966	$15,928,429

Stockholders’ (Deficit) Equity	$7,763,373	$11,430,116		$14,752,796		$6,878,720	($8,252,933)	($6,755,616)	($10,792,450)

Stockholders’ (Deficit) Equity Per Share	$0.75	$1.11		$1.44		$0.67	($0.81)	($0.66)	($1.11)

     Calprop’s significant decline in revenue over the five-year period reflected above and its losses in 2002, 2003 and 2004 are the result of adverse conditions in its markets in California and Colorado, adverse home sales experience at its projects and related impairment losses on the write-down of the carrying value of those projects in Calprop’s financial statements. In response to these adverse financial results, Calprop has severely curtailed its operations and has found it necessary to sell real estate that it had acquired for residential development, or had acquired the rights to purchase for such development, to other real estate development companies rather than to complete the development process by constructing and selling houses itself. Calprop has also significantly reduced its staff, from 44 employees at December 31, 2001 to 7 at September 30, 2004, and has been seeking to achieve substantial reductions of its other expenses.

     Due to Calprop’s deteriorating financial condition, it has had substantial difficulty in obtaining commercial bank loans or other institutional credit facilities to finance its business activities. Instead, Calprop has, as noted above, sold certain of its real properties, or rights to acquire real properties for development, and borrowed substantial funds for its ongoing operations from related parties, primarily from Mr. Curci and Mr. Zaccaglin. In addition, Mr. Zaccaglin has guaranteed borrowing from Mr. Curci and has provided collateral for such guarantees. Calprop has also sold assets to Messrs. Curci, Zaccaglin and related parties. For a description of such transactions between Calprop and Messrs. Zaccaglin and Curci during the past two years, see Section 4 (“Certain Related Party Transactions”) in this Offer to Purchase.

     Calprop has also had continuing difficulty retaining qualified directors. One of Calprop’s directors resigned in 2002 due to concern regarding increased liabilities and responsibilities of directors of publicly traded corporations, leaving four remaining directors. Another director resigned from the board in August, 2004 concurrently with termination of his employment as Calprop’s chief financial officer. An additional director resigned effective November 2, 2004 due to certain requirements that became applicable to him in connection with his employer becoming a member firm of the New York Stock Exchange. Effective December 14, 2004, Barry Glaser was elected as a director of Calprop by Calprop’s remaining directors (Messrs. Zaccaglin and Nierodzik). Mr. Glaser, who was an acquaintance of and member of the same church as Mr. Zaccaglin, is a retired stockbroker who has owned Calprop stock for a number of years. He agreed to serve as a director upon the request of Mr. Zaccaglin to participate as a non-employee director in the board of director’s consideration of Mr. Zaccaglin’s proposal and any alternative transactions that might be available or become available to Calprop.

     Calprop’s recent business strategy, as described in its 2003 Annual Report on Form 10-K and its 2004 Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, is to sell most of its properties, rather than completing development of the properties and selling individual homes, and to use the net proceeds of those sales to pay down existing indebtedness. At September 30, 2004, Calprop’s existing indebtedness totaled approximately $13,416,000, of which $12,636,000 is indebtedness to Calprop’s principal stockholders, Victor Zaccaglin and John Curci, Sr. (including affiliates of Mr. Curci), totaling $2,606,000 and $10,030,000, respectively. Mr. Zaccaglin believes that Calprop could remain in operation for a period of time after such sales and repayments of indebtedness, but does not believe that Calprop’s current financial condition would permit it to obtain bank or other financing to commence new development projects or to acquire and resell properties. Management is currently exploring the possibility of entering into joint ventures with other real estate developers, but has not been successful in doing so to date.

     As a result of the losses incurred by Calprop from its operations, including write-downs in the carrying value of its residential real estate projects, at December 31, 2003 and September 30, 2004, Calprop had net operating loss carryforwards for federal income tax purposes of $24.9 million and $40.6 million, respectively, and net operating loss carryforwards for state tax purposes of $8.8 million and $11.5 million, respectively. These net operating loss carryforwards would be available to offset future taxable income in the event that Calprop were able to continue operations and such operations were to produce net taxable income. The availability of these net operating loss carryforwards will expire over the period between 2013 and 2022 for federal income tax purposes and between 2005 and 2008 for state tax purposes. If sufficient net taxable income is produced prior to such expirations, and ignoring any offsetting factors, Calprop’s tax net operating loss carryforwards at December 31, 2003 would result in tax savings of approximately $8.5 million and $13.8 million, respectively, for federal income tax purposes and $0.5 million and $0.66 million, respectively, for state tax purposes. Accordingly, these tax net operating loss carryforwards may be viewed as potentially valuable assets to an owner of Calprop. However, the extent to which these tax net operating loss carryforwards could be used to offset future taxable income would be subject to substantial limitations if Calprop were sold to an unrelated third party or if substantial equity investments were made in Calprop by persons who are not current stockholders of Calprop. Further information regarding the nature of these limitations is set forth in Section 3 in this Offer to Purchase under the caption “Effects of the Transaction—Merger; Other Effects.”

     Mr. Zaccaglin has had discussions in recent years with other real estate development companies and a potential investor regarding a sale of, or substantial investment by those parties in, Calprop, none of which have resulted in a transaction. These discussions, which are described in Section 3 (“Reasons, Purposes, Structure and Alternatives for the Transaction; Effects of the Transaction; Plans for Calprop; Other Matters – Reasons, Purposes, Structure and Alternatives for the Transaction”) in this Offer to Purchase, and none of which advanced beyond preliminary stages, have caused Mr. Zaccaglin to conclude that no such transaction is likely to be available at an attractive price for the stockholders of Calprop and that any such transaction that might be proposed would likely require that he personally guarantee obligations of Calprop or provide indemnification to buyers of Calprop or investors in it. Mr. Zaccaglin is not willing to provide such guarantees or indemnification. Mr. Zaccaglin has further concluded that he is not currently willing to provide ongoing financial support to or to make equity investments in Calprop in its current form as a publicly held company. For these reasons, Mr. Zaccaglin decided to propose to the board of directors of Calprop that he seek to acquire all of the outstanding shares of common stock of Calprop not already owned by Mr. Zaccaglin, Mr. Curci or members of their respective families, in a transaction that would offer to Calprop’s public stockholders the possibility of receiving cash for their shares in the most expeditious manner possible and without being required to pay brokerage commissions.

Consideration of Privatization Transactions

     Mr. Zaccaglin first raised the possibility of Calprop becoming a privately held company with the board of directors of Calprop in early 2003. In March 2003, the board of directors preliminarily determined to seek stockholder approval of a reverse split of Calprop’s outstanding shares of common stock in which cash would be paid to the public stockholders in lieu of the issuance of fractional shares to them as a means of paying cash to the public stockholders for their Calprop Shares. This proposal was subsequently abandoned when it became apparent that preparations for and obtaining shareholder approval of a reverse stock split would require substantial effort and expense at a time when the management of Calprop was fully engaged in then more urgent aspects of dealing with Calprop’s financial and operational problems. Mr. Zaccaglin again raised the possibility of proposing a transaction pursuant to which Calprop would become a privately held company on June 1, 2004, based on his conclusions described above.

     As previously noted, Duff & Phelps LLC was engaged as an independent financial advisor by the board of directors on August 30, 2004 to assist the board in its consideration of a proposed privatization transaction for Calprop. The scope of the services that Duff & Phelps was engaged to provide included solely an evaluation by Duff & Phelps of the fairness to the public shareholders from a financial point of view of any specific offer that Mr. Zaccaglin might present to the Calprop board of directors. During the period from its engagement on August 30, 2004 through the appointment of the Special Directors Committee, Duff & Phelps began work on their examination of Calprop, including review of financial statements, interviews with officers and visits to properties owned or under contract to be purchased by Calprop. They did not provide advice to Mr. Zaccaglin or to the board of directors regarding types of transactions that might be considered, nor did they seek to identify potential acquirors of or investors in Calprop. In addition, Duff & Phelps did not provide Mr. Zaccaglin or the board of directors with any results from the work during this period. The length of time required to complete their investigation was lengthened due to the fact that Calprop had limited personnel resources and that its accounting personnel were engaged in preparing Form 10-Q quarterly reports, including financial statements, for filing with the SEC that Calprop was then delinquent in filing.

     The Special Directors Committee was appointed at a meeting of the Calprop board of directors held on January 8, 2005. At that meeting, the members of the Committee, directors Nierodzik and Glaser, discussed the proposed going private transaction with Mr. Zaccaglin. In that discussion, Mr. Zaccaglin stated that he proposed to conduct a tender offer for all outstanding shares of Calprop common stock held by the public stockholders at a price of $0.25 per share, to be followed by a merger of NewCal Corporation into Calprop in which publicly held shares of Calprop common stock not tendered in the tender offer would be exchanged for cash in the same amount of $0.25 per share. The directors also discussed with Mr. Zaccaglin the reason he was proposing the transaction and the discussions that Mr. Zaccaglin had had with potential investors in or acquirors of control of Calprop over the preceding two years.

     The Special Directors Committee met with representatives of Duff & Phelps LLC and with Theodore Guth, legal counsel for Duff & Phelps, on January 14, 2005, to discuss the type of analysis Duff & Phelps would perform to analyze the fairness, from a financial point of view, of the transaction proposed by Zaccaglin. After the representatives of Duff & Phelps left the meeting, the Special Committee independently approved both the retention of Duff & Phelps as financial advisor to the Special Committee and the scope and nature of the procedures to be followed by Duff & Phelps. In connection with their approval of the retention of Duff & Phelps, the Special Committee considered whether Duff & Phelps was independent of Mr. Zaccaglin and concluded, based on the facts that Duff & Phelps had not given advice to Mr. Zaccaglin regarding any transaction and had no prior dealings or connection with Mr. Zaccaglin, that Duff & Phelps was independent.

     On January 20, 2005, the Special Directors Committee met with Robert Hatch, a financial consultant to Calprop who had been involved in efforts to locate potential investors in or acquirors of Calprop during 2003 that are described in Section 3 of this Offer to Purchase under the caption “Reasons, Purposes, Structure and Alternatives for the Transaction.” The Committee

discussed with the financial consultant his views regarding whether any of the potential investors with whom Calprop had previously had discussions might still be interested in investing in or acquiring control of Calprop. The financial consultant told the Committee that one party might still be interested in Calprop’s tax net operating losses, but that such party would only enter into an agreement with Calprop that would involve a voluntary bankruptcy filing by Calprop to eliminate any potential builder warranty or legal claims. In light of the fact that a bankruptcy proceeding involving Calprop would likely result in Calprop’s stockholders receiving no value for their Calprop investment, the Special Directors Committee decided not to pursue this possibility.

     The Special Directors Committee met with a long time stockholder of Calprop on January 21, 2005 to discuss that stockholder’s views regarding Calprop. The Committee discussed the financial statements contained in Calprop’s Form 10-Q report for the quarter ended September 30, 2004 with the stockholder, as well as the possibility of a privatization transaction involving Calprop. The stockholder noted Calprop’s low level of liquidity, high level of debt and negative stockholder’s equity. The stockholder did not suggest any transaction to the Committee.

     The Special Directors Committee received a written proposal from Mr. Zaccaglin on January 25, 2005 that confirmed the specific terms of his proposed transaction and stated a proposed price for Calprop common stock of $0.25 per share. The Committee forwarded a copy of the letter from Mr. Zaccaglin to Duff & Phelps the following day. The Committee met with Duff & Phelps and its legal counsel, Mr. Guth, on February 2, 2005 to discuss the proposal and potential alternative transactions. Duff & Phelps reported on the progress of its fairness analysis regarding Mr. Zaccaglin’s proposal for an appropriate range of value of Calprop’s common stock.

     The Special Directors Committee met with Mr. Zaccaglin on February 4, 2005 to discuss his proposal and proposed to Mr. Zaccaglin potential alternative transactions, including the possibility of only conducting a tender offer, without a subsequent merger. This alternative was proposed for the purpose of providing an opportunity for shareholders to sell their shares without requiring that all public shareholders sell their shares. The Committee’s proposal would further have involved the conversion by Mr. Zaccaglin and Mr. Curci of certain of their loans to Calprop into Calprop common stock for the purpose of improving Calprop’s financial condition. The Committee also proposed that other real estate development investors or companies be sought who would contribute their real estate development projects to Calprop in exchange for Calprop common or preferred stock. Mr. Zaccaglin told the Committee that he would take their proposals under consideration and discuss them with Mr. Curci. The Committee also indicated at that meeting that there would be a range of values for Calprop’s common stock that the Committee might consider to be fair based on the trading prices of Calprop’s common stock, the perceived values of Calprop’s tax net operating losses and their potential availability to offset future taxable income, and other applicable criteria. The Committee did not quantify the range of values that it might consider to be fair.

     On February 8, 2005, the Committee met with representatives of Duff & Phelps and its legal counsel, Mr. Guth, by telephone conference call to discuss the progress of Duff & Phelps’ analysis, and to develop a formal response to Mr. Zaccaglin’s original proposal that had included a price for Calprop common stock of $0.25 per share. Duff & Phelps reported on its progress with respect to its financial analysis of Calprop. In addition, Duff & Phelps discussed the potential significance of the value of Calprop’s tax net operating losses, although no specific evaluations were discussed in this meeting. Based on these discussions, and on its own considerations, after the departure of the representatives of Duff & Phelps, the Committee determined to contact Mr. Zaccaglin and discuss the possibility of increasing Mr. Zaccaglin’s original proposed tender offer price.

     Immediately after termination of the above described meeting, the Special Directors Committee contacted Mr. Zaccaglin by telephone to discuss his proposal. In this discussion, the members of the Special Directors Committee told Mr. Zaccaglin that they believed a price of $0.25 per share would not be high enough to elicit a favorable response from Calprop stockholders, regardless of what Mr. Zaccaglin might believe to be the fair market value of Calprop or Calprop’s stock. They also urged Mr. Zaccaglin to consider the fact that Calprop’s tax net operating loss carryforwards would be more valuable to Mr. Zaccaglin and Mr. Curci than to third party acquirors of Calprop due to the fact that the availability of those operating losses to offset taxable income would be limited under the applicable provisions of the Internal Revenue Code if there were a change in control of Calprop. The members of the Special Directors Committee had not obtained any professional advice regarding the potential availability or value of the tax net operating loss carryforward, but using current federal income tax rates they estimated that the aggregate amount of such tax loss carryforward for federal income tax purposes would be approximately $30 million after completion of sales of Calprop properties that were contemplated at that time. They further estimated that this could result in potential tax savings of approximately $10 million, or up to approximately $1.00 per share of Calprop common stock. They acknowledged to Mr. Zaccaglin, in response to his questions to them, that this analysis did not take into account the substantial uncertainty regarding whether Calprop would produce taxable income in the future nor did it include any discount that would be appropriate to take into account the period of time that would be required to produce sufficient taxable income to utilize all of the available tax net operating loss carryforward. Mr. Zaccaglin responded that while the tax net operating loss carryforward were a principal reason that he was proposing to complete the going private transaction, he did not agree with the potential values of the tax net operating loss carryforward that the members of the Special Directors Committee discussed. Nonetheless, Mr. Zaccaglin further responded that he would review his proposal and consider submitting a revised proposal with an increased price for Calprop’s common stock.

     The Committee held further meetings with Mr. Zaccaglin on February 12, 2005 and February 17, 2005. At the February 12 meeting, the Committee had further discussions with Mr. Zaccaglin regarding the feasibility of the types of alternative transactions that the Committee had proposed at its February 4 meeting with Mr. Zaccaglin. At the February 17 meeting, the Committee and Mr. Zaccaglin discussed the results of his attempts to arrive at an alternative capital structure for Calprop or a transaction of the type the Committee had proposed in the Committee’s February 4 meeting with Mr. Zaccaglin, including his attempts to find parties with real estate development projects who might be willing to contribute their projects to Calprop in exchange for Calprop common stock. He reported that he had been unsuccessful in these efforts. He further expressed his view to the Committee that the best alternative for Calprop and its stockholders was that Calprop become a privately held company and presented a revised proposal to the Committee for this purpose in which he proposed the tender offer and merger transaction that he had originally proposed, but at a price of $0.65 per share.

     Throughout Mr. Zaccaglin’s consideration of a going private transaction with respect to Calprop, he consulted with Mr. Curci, with whom he has had numerous real estate investments and other transactions over many years. In these discussions, Mr. Curci expressed his preference to Mr. Zaccaglin that Calprop cease to be a public company. He further indicated that he would support Mr. Zaccaglin’s efforts by agreeing to contribute his Calprop shares to the Purchaser in exchange for stock in the Purchaser. Mr. Curci further indicated, however, that he would not provide funds for the purchase of Calprop stock in the Offer, although he would consider providing equity or debt funding to Calprop after the going private transaction was completed. Mr. Zaccaglin also discussed the alternative transactions proposed by the Special Directors Committee at the February 4 meeting. Mr. Curci indicated in general terms that he would support finding investors or companies that would contribute development projects in exchange for Calprop stock, but that he preferred that Calprop become a private company and that he did not favor converting his loans to Calprop into equity investments in Calprop. Mr. Curci did not have any discussions regarding these subjects or any other aspects of the Offer or the Merger with any of the directors or officers of Calprop, other than Mr. Zaccaglin, or with Duff & Phelps.

     The Committee had a further conference call with representatives of Duff & Phelps and its legal counsel on February 22, 2005. This was followed by a meeting with Duff & Phelps and with legal counsel for Duff & Phelps, Mr. Guth, on February 23, 2005. At this meeting, Duff & Phelps gave a presentation to the Special Committee of the methodologies, assumptions and limitations underlying its analysis of the Offer and the Merger. Duff & Phelps then told the Special Committee that, based on its analysis and subject to those limitations and assumptions, it was Duff & Phelps’ opinion that, as of February 23, 2005, the Offer and the Merger at the price of $0.65 per share were fair to the shareholders of Calprop other than Mr. Zaccaglin, Mr. Curci, and members of their respective families and their affiliates, from a financial point of view (without giving effect to any impacts of the Merger on any particular shareholder other than in its capacity as a shareholder). The foregoing summary is qualified by reference to the written opinion of Duff & Phelps dated as of February 23, 2005, which is attached as Annex II to this Offer to Purchase.

     After the departure of the representatives of Duff & Phelps, and after considering Duff & Phelps’ analyses and opinion and the information the Special Directors Committee had developed in the course of its work, the Committee decided that it would approve Mr. Zaccaglin’s revised proposal. Later on the same day, February 23, 2005, a meeting of the full board of directors of Calprop was convened, at which the Special Directors Committee formally recommended approval of Mr. Zaccaglin’s offer and the board of directors voted to approve the offer and recommended it to Calprop’s public stockholders.

2.	Fairness to Unaffiliated Stockholders

     Because Purchaser currently owns approximately 83% of the outstanding Calprop Shares (including shares of Calprop common stock that will be contributed to it by Victor Zaccaglin, John Curci, Sr. and members of their respective families as described in this Offer to purchase), Purchaser may be deemed an “affiliate” of Calprop as defined in Rule 12b-2 under the Securities

Exchange Act of 1934 (the “Exchange Act”). Accordingly, in compliance with Rule 13e-3 under the Exchange Act, Purchaser has considered the fairness of the Offer and the Merger described herein to the public stockholders of Calprop. For the purpose of this analysis, the term “public stockholders” is defined as including all owners of Calprop common stock other than Messrs. Zaccaglin and Curci, members of their respective families, and directors and executive officers of Calprop.

     In connection with the Offer, Purchaser has filed a Tender Offer Statement on Schedule TO with the SEC that, in accordance with the SEC’s rules, is also intended to comply with the information requirements of a Rule 13e-3 Transaction Statement on Schedule 13E-3. Calprop has filed with the SEC a separate Schedule 13E-3 relating to the Offer and the Merger, in which the Purchaser filing persons referred to in the following paragraph have joined, and a Schedule 14D-9 setting forth the position of the Calprop board of directors with respect thereto. The statements contained herein regarding the belief of Calprop’s board of directors that the Offer and the Merger are fair to the public stockholders are based primarily on the filings made by Calprop.

     Since Messrs. Zaccaglin and Curci have agreed to contribute the shares of Calprop common stock they own to Purchaser in exchange for common stock of Purchaser, and will thereupon own all of the capital stock of Purchaser (other than small percentages of such stock that will be owned by members of their families), they may be deemed to be the beneficial owners of the Calprop Shares that will be owned by Purchaser. As a result, these persons have joined in the filing of Purchaser’s and Calprop’s Schedules 13E-3. We refer to Purchaser and such persons together in this Offer to Purchase as the “Purchaser filing persons.” All statements in this document made by Purchaser are made by the Purchaser filing persons as well. All determinations as to the Purchaser filing persons’ position regarding the Offer and Purchaser filing persons’ reasons for the Offer have been made in the first instance by Purchaser and Mr. Zaccaglin and each of the other Purchaser filing persons expressly adopt the finding of fairness and the analysis of Purchaser and Mr. Zaccaglin relating thereto described herein.

Factors Relating to Fairness

     For the following reasons, the Purchaser filing persons believe that the Offer and the Merger are each substantively and procedurally fair to Calprop’s public stockholders; however, each stockholder must make his or her own decision about that in light of the self-interest of each of the Purchaser filing persons:

•	The fact that Duff & Phelps LLC, an independent financial advisory firm having no prior involvement or dealings with Calprop, Mr. Zaccaglin or Mr. Curci, and also having no current prospects of any future engagement by any of such persons, rendered its opinion to the board of directors of Calprop that, as of February 23, 2005 and subject to the assumptions made, matters considered and limitations stated in their opinion, the $0.65 per share Offer Price, which would also be paid to stockholders in the Merger, is fair to the public stockholders of Calprop from a financial point of view.

•	The Special Directors Committee of the Calprop board of directors has recommended acceptance of the Offer, although stockholders should make their own determination as to the extent that the directors may be regarded as not being independent of Purchaser, Mr. Zaccaglin and Mr. Curci.

•	The $0.65 per Share Offer Price, which would also be paid to stockholders in the Merger, represents a premium of $0.40 over the last reported “bid” quotation of $0.25 per share of Calprop common stock on the OTC Bulletin Board as reported by IDD Information Services, Tradeline® for March 21, 2005, a recent day prior to the commencement of the Offer. In this connection, however, stockholders should note that there has been virtually no trading activity for Calprop shares over more than the past twelve months and, accordingly, that the quotations for Calprop common stock on the OTC Bulletin Board or from any other source are not necessarily reliable indicators of its value.

•	Calprop’s severely depleted financial condition and its uncertain future as an operating company, including the uncertainty, in the Purchaser filing persons’ view, that debt or equity financing will be available to Calprop on acceptable terms, or at all. In this regard the Purchaser filing persons do not believe that Calprop has any significant value as a going concern, other than such tax savings value as may be derived from Calprop’s tax net operating loss carryforwards, if Calprop has taxable income in the future. Information regarding these tax loss carryforwards and how they might be valued is provided under the caption “Valuation of Net Operating Loss” in the description of the fairness opinion and analysis of Duff & Phelps below in this Section 2 of the Offer to Purchase under the general caption “Fairness Opinion of Duff & Phelps.”

•	The Purchaser filing persons believe that the fair market value of Calprop’s assets (not including any value that may be attributed to its tax net operating loss carryforwards) does not significantly exceed its debts and other liabilities and that, accordingly, Calprop has little or no liquidation value.

•	The costs that would be associated with Calprop continuing to be a publicly traded company are estimated at $210,000 per year, including accounting and legal costs that would be required to be incurred to comply with the expanded reporting requirements resulting from the Sarbanes-Oxley Act of 2002 and amendments to applicable rules of the Securities and Exchange Commission.

•	The Offer is conditioned upon the Public Stockholder Condition, which requires that a majority of Calprop’s public stockholders elect to accept the Offer.

•	The Offer is an all cash offer for all publicly held Calprop Shares, which the holders of those Shares may accept or reject voluntarily, is not subject to a financing condition and can be completed in approximately forty-five days.

•	Participation in the Merger, which we intend to complete promptly following the purchase of the Calprop Shares tendered in the Offer, will not be voluntary for stockholders, but stockholders who do not believe that the $0.65 per share price that will be paid to them in the Merger is fair will have appraisal rights under California law to obtain a court determination of the fair value amount to be paid for their shares.

•	The Offer and the Merger will each provide stockholders who are considering selling their Calprop Shares with the opportunity to do so without incurring the transaction costs typically associated with market sales and without the risk of price discounts due to the illiquid trading market for the shares.

•	The tax net operating loss carryforwards for federal income tax and state tax purposes, which are a potentially valuable asset of Calprop, would be subject to significant limitations on use in the event that Calprop were sold to an unrelated third party or in the event of a substantial equity investment, other than by Calprop’s existing principal stockholders, in Calprop.

Stockholders of Calprop, however, should also consider the following factors:

•	The $0.65 per Share Offer Price, which would also be paid to stockholders in the Merger, represents a substantial discount from prices at which Calprop’s stock traded at times in 2003 and in prior years.

•	Because the Purchaser filing persons own approximately 83% of Calprop’s outstanding common stock, there will be no effective “market check” on the Offer in that it is highly unlikely that any third party would seek to acquire Calprop under these circumstances.

     The foregoing discussion summarizes the material information and factors considered by the Purchaser filing persons, but is not intended to be exhaustive. In view of the wide variety of factors considered in connection with Mr. Zaccaglin’s determination of the Offer Price and the respective evaluations of the fairness of the Offer by Mr. Zaccaglin and each of the other Purchaser filing persons, the Purchaser filing persons did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance.

     The opinions, views, beliefs and recommendations contained in this Offer to Purchase do not purport to be the only ones possible, and none of them are presented as objectively correct. In the final analysis, the adequacy, fairness and acceptability of the Offer are matters that each stockholder should decide in the manner that each stockholder believes best. Consequently, the Purchaser filing persons strongly caution Calprop’s stockholders that they should make their own decisions as to the acceptability of the Offer based on all of the available information.

     Reports, Opinions and Appraisals

     The Purchaser filing persons have not received, nor sought to obtain, any report, opinion or appraisal from an outside party, including, without limitation, an opinion from an investment banker, relating to the consideration or fairness of the consideration offered to the unaffiliated stockholders of Calprop in the Offer and the Merger or the fairness of the Offer and the Merger to Calprop, Purchaser or any unaffiliated stockholders of Calprop.

     As further described below and in the Schedule 14D-9 filed by the Calprop board of directors with the SEC, Duff & Phelps LLC, independent financial advisors retained by the board of directors of Calprop, has rendered its opinion that, as of February 23, 2005 and subject to the assumptions made, matters considered and limitations on the review undertaken by Duff &

Phelps in connection with its opinion, that the $0.65 per share offer price was fair from a financial point of view to the public stockholders of Calprop.

     At the time the possibility of Mr. Zaccaglin, Mr. Curci and members of their respective families acquiring sole ownership of Calprop was presented to the Calprop board of directors in June 2004 (the possibility having previously been considered in 2003), the board of directors consisted of three persons: Mr. Zaccaglin, Mark Spiro, who was then Calprop’s chief financial officer, and Mark T. Duvall. Mr. Spiro resigned from his positions as an officer and director of Calprop on August 26, 2004. Mr. Nierodzik, who was appointed as Calprop’s chief accounting officer on August 16, 2004 and became a member of its board of directors on August 30, 2004, was an acquaintance of Mr. Zaccaglin prior to that time and was recruited for his positions with Calprop by Mr. Zaccaglin. Mr. Duvall, who was a director of Calprop from March 31, 1999 until his resignation effective November 2, 2004, was a portfolio manager with an affiliated company of Wells Fargo Bank, N.A. who provides personal financial advisory services to Mr. Zaccaglin. In addition, Wells Fargo Bank, N.A. has commercial banking relationships with Calprop. Considering these relationships, the directors of Calprop concluded that each director had, or could be viewed as having, interests with respect to Calprop and Mr. Zaccaglin that are different from those of Calprop’s public stockholders and that the board members may not be deemed independent with respect to Mr. Zaccaglin, or Mr. Curci or members of their respective families. The board therefore concluded that it would be appropriate and desirable for Calprop to engage an independent financial advisory firm to advise the board of directors regarding the fairness to Calprop’s public stockholders of a price that Mr. Zaccaglin might propose to be paid for the Calprop Shares held by Calprop’s public stockholders.

     Mr. Zaccaglin contacted three experienced financial advisory firms and requested proposals from those firms to serve as an independent financial advisor to the Calprop board of directors. Each of the three firms presented written proposals to the Calprop board of directors, including descriptions of the respective firms’ experience in evaluating the fairness of prices offered in corporate transactions, including so-called “going private” transactions involving the purchase of minority stockholders’ shares by majority stockholders, and specific proposals of the terms for their engagement by Calprop. Mr. Zaccaglin also interviewed representatives of each of the three firms regarding their firm’s relevant experience, the fees each proposed to charge and the time each estimated would be required to complete its evaluation of a proposed transaction. Mr. Zaccaglin participated in the board discussion concerning which firm to engage and reported to the board that each of the firms appeared to be well qualified and able to evaluate a proposed transaction on a timely basis.

     On August 30, 2004, the board of directors of Calprop, as then constituted and with Mr. Zaccaglin abstaining, selected Duff & Phelps LLC to serve as an independent financial advisor to the Calprop board of directors. Under the terms of Duff & Phelps’ engagement by Calprop, Calprop agreed to pay Duff & Phelps a fee of $125,000 for its services in evaluating Calprop and any proposal that Mr. Zaccaglin might present, rendering its written opinion regarding the fairness to the public stockholders from a financial point of view of the price offered to be paid to the public stockholders for their Calprop Shares and advising the Calprop board of directors in connection with its engagement. Calprop has also agreed to pay certain expenses of Duff & Phelps and to indemnify Duff & Phelps against certain potential liabilities incurred in connection therewith. The fee payable to Duff & Phelps is not contingent upon the conclusions expressed in their opinion or upon the completion of any transaction. Duff & Phelps has informed the Purchaser filing persons that it has not previously provided any services to Calprop or any of the Purchaser filing persons and it has had no discussions with Calprop or any of the Purchaser filing persons regarding services to be rendered in the future that are not part of its current engagement by Calprop.

     A complete copy of the opinion of Duff & Phelps is attached as Annex II to this Offer to Purchase. The Duff & Phelps opinion should be read in its entirety for a statement of the assumptions made, matters considered and limitations on the review undertaken by Duff & Phelps in connection with rendering their opinion.

Fairness Opinion of Duff & Phelps

     In deciding to approve the Offer and the Merger, Calprop’s board of directors and the Special Directors Committee considered an opinion from the Special Directors Committee’s financial advisor, Duff & Phelps, LLC. Duff & Phelps was retained by the Calprop board of directors under an engagement letter dated August 31, 2004, prior to the formation of the Special Directors Committee. After its formation, the Special Directors Committee met with Duff & Phelps and independently approved both the retention of Duff & Phelps as financial advisor to the Special Directors Committee and the scope and nature of the procedures to be followed by Duff & Phelps. Neither the Calprop board of directors, nor the Special Directors Committee placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its fairness opinion.

     Duff & Phelps was retained based on its experience as a financial advisor in connection with going private transactions, mergers and acquisitions and in securities valuations generally. Duff & Phelps is a nationally recognized investment-banking firm that is regularly engaged to render financial opinions in connection with going private transactions, mergers and acquisitions, tax matters, corporate planning, and other purposes. Founded in 1932, Duff & Phelps believes that it is one of the leading middle market investment banking and independent financial advisory firms in the United States. Duff & Phelps has significant expertise and experience in fairness opinions, business valuations, solvency opinions, structuring ESOP/ERISA transactions, private capital raising transactions, buy-side and sell-side merger and acquisition advisory services, and intangible asset and intellectual property valuations. Headquartered in Chicago, Duff & Phelps has offices in Los Angeles, San Francisco, New York, Atlanta and Seattle. Each year, Duff & Phelps renders approximately 500 opinions, including fairness opinions, business valuation opinions, solvency opinions, tax-related financial opinions, and other financial opinions. Duff & Phelps had not previously provided financial advisory or other services to Calprop, Mr. Zaccaglin or Mr. John Curci, Sr. and has had no discussions regarding any future engagements by any of them.

     Duff & Phelps rendered a written opinion to the Special Directors Committee that, as of February 23, 2005, the terms of the Offer and the Merger were fair from a financial point of view (without giving effect to any impacts of the Offer or the Merger on any particular shareholder other than in its capacity as a shareholder) to the shareholders of Calprop, excluding Mr. Victor Zaccaglin, Mr. John Curci, Sr. and members of their respective families and their affiliates. The full text of the written opinion of the financial advisor is attached to this document as Annex II and should be read carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken. CALPROP STOCKHOLDERS ARE ENCOURAGED TO READ THIS OPINION IN ITS ENTIRETY.

Limitations and Assumptions

     The opinion of Duff & Phelps was directed to the Special Directors Committee, and its basis and methodology were designed specifically for the express purposes of the Special Directors Committee and may not translate to any other purposes. It does not constitute a recommendation as to whether any individual shareholder should tender or vote with respect to any matter. Furthermore, Duff & Phelps did not address the relative merits of the Offer or the Merger or any other transactions or business strategies discussed by the Calprop board of directors as alternatives to the Offer and the Merger or the underlying business decision of the Calprop board of directors to proceed with or effect the Merger. The Duff & Phelps opinion is limited to examining the fairness of the Offer and the Merger as of February 23, 2005 to the shareholders of Calprop, excluding Mr. Victor Zaccaglin, Mr. John Curci, Sr., and members of their respective families and their affiliates, from a financial point of view (without giving effect to any impacts of the Offer and the Merger on any particular shareholder other than in its capacity as a shareholder).

     In particular, Duff & Phelps did not conduct a market test of any kind to determine whether or not a better price could have been obtained. The analyses performed by Duff & Phelps were not necessarily indicative of future actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses did not purport to be appraisals or to reflect prices at which a company might actually be sold or the value or trading price of Calprop’s shares then or at any subsequent time. Duff & Phelps’ opinion to the Special Directors Committee was one of many factors taken into consideration by the Special Directors Committee in making its determination to approve the Offer and the Merger.

     In rendering its fairness opinion, Duff & Phelps relied upon the fact that the Special Directors Committee, the board of directors, and Calprop had been advised by counsel as to all legal matters with respect to the Offer and the Merger, including whether all procedures required by law to be taken in connection with the Offer and the Merger would be duly, validly and timely taken; and Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps also assumed that all of the conditions required to implement the Offer and the Merger would be satisfied and that the Merger would be completed in accordance with the Offer Letter and draft Offer to Purchase (as defined below) provided to Duff & Phelps.

     In preparing its forecasts, performing its analysis and rendering its fairness opinion with respect to the Offer and the Merger, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Calprop management, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final versions of all documents reviewed in draft form conform in all material respects to the drafts reviewed. In connection with its fairness opinion, Duff & Phelps took the following steps, among others:

▪	Conducted meetings with current and former members of the senior management team of Calprop at Calprop’s offices in Marina del Rey, California, including Victor Zaccaglin, Chairman and CEO; Henry Nierodzik, Chief Accounting Officer; Mark Spiro, former Chief Financial Officer and director; Curtis Gullet, former Vice President, and Steve Petch, Purchasing Manager;

▪	Held meetings with Henry Nierodzik and Barry Glaser in their capacity as directors of Calprop and members of the Special Directors Committee, along with Theodore Guth of Guth Christopher, LLC, counsel to Duff & Phelps;

▪	Visited Calprop’s Murrieta Farms, Smolin and Winkler properties on September 23, 2004 with Messrs. Zaccaglin, Gullet, and Steve Petch;

▪	Met with Scott Woodside, President of Drake Development, LLC (an affiliated company of Mr. Zaccaglin, Mr. Curci and Calprop), to discuss the potential build-out of the Murrieta Farms and Smolin properties and the corresponding property presentations prepared by Mr. Woodside;

▪	Reviewed Calprop’s financial statements and SEC filings, including the annual report on Form 10-K for the year ended December 31, 2003 and quarterly reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2004;

▪	Reviewed Calprop’s internal trial balance financial report as of December 31, 2004;

▪	Reviewed correspondence between Calprop and potential investors/acquirors of Calprop;

▪	Reviewed Calprop’s detailed 2005 monthly cash flow projection, a copy of which is included in Annex III hereto;

▪	Reviewed escrow agreements regarding the purchase of Calprop’s Murrieta Farms property, including related amendments;

▪	Reviewed escrow agreements regarding the sale of Calprop’s Winkler property, including the related promissory note and amendments;

▪	Reviewed the letter of intent regarding the sale of Calprop’s Smolin property to KB Home Coastal, Inc. dated September 13, 2004;

▪	Reviewed a summary analysis, prepared by Calprop management, regarding the amount and timing of required expenditures to meet necessary conditions to closing and/or release of all escrowed funds with respect to the Winkler property;

▪	Reviewed the various promissory notes evidencing Calprop’s indebtedness;

▪	Reviewed a summary schedule of Calprop’s contingent assets and liabilities prepared by Calprop management;

▪	Reviewed a copy of the Wilshire Consultants, LLC report dated June 1, 2004 regarding an operational review of Calprop Corporation;

▪	Reviewed Victor Zaccaglin’s written proposal to the Special Directors Committee, dated as of January 24, 2005, offering to pay $0.25 per share net to the selling shareholders as part of a going private transaction;

▪	Reviewed Mr. Zaccaglin’s updated written proposal (“Offer Letter”) to the Special Directors Committee, dated as of February 17, 2005, offering to pay $0.65 per share net to the selling shareholders as part of a going private transaction;

▪	Reviewed the draft Offer to Purchase for Cash All Outstanding Shares of Common Stock of Calprop Corporation, dated January 19, 2005 (“Offer to Purchase”);

▪	Analyzed market trading data with respect to Calprop common stock; and

▪	Reviewed certain additional information, as Duff & Phelps deemed appropriate.

     Duff & Phelps did not make or obtain, or assume responsibility for making or obtaining, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of Calprop, nor was it furnished with any such evaluations or appraisals. Their fairness opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Calprop’s credit worthiness or otherwise as tax advice or as accounting advice. Duff & Phelps did not take into consideration any potential value that may be attributed to any unasserted legal claims that Calprop may have, and valued Calprop’s net operating losses based on the assumption that they were transferred outside of bankruptcy to an unrelated buyer and hence were subject to the limitations of Section 382 of the Internal Revenue Code.

     In connection with the preparation of its fairness opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger. Duff & Phelps’ fairness opinion was also based upon its assessment of the general, economic and financial market conditions, as they could be evaluated by Duff & Phelps as of February 23, 2005. Although developments following the date of the Duff & Phelps opinion may affect that opinion, Duff & Phelps assumed no obligation to update, revise, or reaffirm its opinion.

Summary of Methodology of Duff & Phelps

     The following is a summary, prepared by Duff & Phelps, of the material financial analyses performed by Duff & Phelps in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Duff & Phelps. THE DUFF & PHELPS OPINION IS BASED ON THE TOTALITY OF THE VARIOUS ANALYSES THAT IT PERFORMED, AND NO PARTICULAR PORTION OF THE ANALYSIS HAS ANY MERIT STANDING ALONE.

     Due to the nature of Calprop’s business, lack of earnings, and the lack of comparable public companies, Duff & Phelps determined that certain common valuation methodologies, including a comparable public company analysis and comparable sale transaction analysis, were not useful. Accordingly, as described below, Duff & Phelps’ opinion relied on (i) an analysis of Calprop’s net asset value; (ii) a review of the historical trading price of Calprop’s common stock over the past twelve months and (iii) a premium analysis in which they reviewed the transaction premiums paid over market price for 34 public-to-private transactions and four real estate development companies. Duff & Phelps also took into account its experience in transactions and valuations.

     While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation to the Special Directors Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps or a complete description of the presentation of Duff & Phelps to the Special Directors Committee. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to a partial analysis or summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Duff & Phelps. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on application of Duff & Phelps’ own experience and judgment. This conclusion involved significant elements of subjective judgment and qualitative analysis. Duff & Phelps gave no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed.

Net Asset Value Analysis

     Duff & Phelps analyzed the estimated fair market value of Calprop’s assets and liabilities to determine Calprop’s net asset value. Because Calprop has significant net operating loss carryforwards, or “NOLs,” Duff & Phelps also estimated the value a third party buyer may be able to realize from the NOLs in a “change of control” transaction. Using information provided by Calprop to them, this analysis yielded a net asset value ranging from ($0.06) per share to $0.17 per share as of February 23, 2005 as summarized below. (For an analysis of the potential impact of the value of the tax net operating loss carryforward in a transaction which is not a “change of control” transaction, see the discussion under the caption “Valuation of Net Operating Loss” below.) Following the chart is a brief summary of the material assumptions used by Duff & Phelps to prepare the chart.

NET ASSET VALUE ANALYSIS SUMMARY
($000’s except per share data)

	Book Value	Range of Fair Market Value
	as of 12/31/04	Low		High
Real Estate:
Murrieta Farms	N/A	$0		$835
Smolin	N/A	2,724		3,808
Winkler	N/A	8,400		8,400
Highridge Court	N/A	2,187		2,187

Total Real Estate	3,875	13,311		15,230
Other Assets:
Cash and Cash Equivalents	153	153		153
Other Assets	849	473		828

Total Other Assets	1,002	626		981

Total Assets	4,877	13,938		16,212

Trust Deeds and Notes Payable	$20	$20		$20
Related Party Notes	13,452	13,452		13,452
Accounts Payable and Accrued Liabilities	1,384	1,384		1,384
Deferred Liability (1)	1,000	—		—
Warranty Reserves	653	653		653

Total Liabilities	16,509	15,509		15,509

Plus / (Minus): Net Contingent Liabilities/Assets		399		399
Plus: Present value of NOL carryforwards		553		553

NET ASSET VALUE		($620)		$1,655

Divided by: Common Shares Outstanding (000s)		9,737		9,737

NET ASSET VALUE PER SHARE		($0.06)	to	$0.17

N/A - Not Available

(1) Relates to funds received from the sale of Winkler which will be returned if Calprop is unable to achieve the required milestones

Murrieta Farms

     Murrieta Farms consists of approximately 25 acres of unimproved land in Riverside County, California. Calprop submitted a tentative tract map to the City of Murrieta for the development of the property with 67 single-family homes on approximately 7,000 square foot lots. Calprop expected that the earliest potential date for approval of the tentative map would be during March 2005. Calprop had an option to purchase Murrieta Farms for a price of approximately $4.65 million. The period of the option was extended several times. The most recent extension at the time of Duff & Phelps’ analysis, which expired March 8, 2005, was on the purchase price negotiated in November 2004, at which time Calprop was required to increase its deposit on the purchase price by approximately $100,000. Calprop further extended the option, for an option payment of $20,000, to March 23, 2005. Calprop allowed the option to expire after that date.

     Because Murrieta Farms itself lacks connection to necessary infrastructure such as access roads and utility connections, its development depends on development of the adjacent properties to bring access to infrastructure connections closer, which has yet to begin. Murrieta Farms is also subject to certain government regulations known as “HANS” (Habitat Assessment and Sight Acquisition Review) which requires that a strip of land running across the property must remain in its natural state.

     Calprop believed that the purchase and development of Murrieta Farms would require an equity investment of approximately $2.4 million (in addition to bank financing under a construction loan). As of the time of Duff & Phelps’ analysis, Calprop had not identified a source for that money, and had tentatively decided not to exercise its option. In its analysis, Duff & Phelps noted that if Calprop did not exercise that option, there would be no value attributable to Murrieta Farms. However, Duff & Phelps also developed a discounted cash flow analysis to estimate the value of cash flows that would accrue to Calprop’s benefit if it could in fact find a suitable partner to develop Murrieta Farms.

     Their analysis of Murrieta Farms, based upon detailed financial projections Calprop provided, also included an assessment of the changes in potential value resulting from different assumptions regarding project timing and appropriate discount rates as presented in the table below:

Discounted Cash Flow Analysis ($ 000's)
Discount Rate	Project Term / Discount Period (Months)
	28	34	40	46

12.0%	835	786	741	698
14.5%	788	733	682	635
17.0%	744	684	628	577
19.5%	702	638	579	525
22.0%	663	595	533	478

     This analysis yielded an estimated fair market value for Murrieta ranging from approximately zero (in the event the option is not exercised) to $835,000.

Smolin

     Smolin consists of unimproved land located in Riverside County, California which Calprop purchased in December 2003. A tentative tract map for Smolin has been approved for the development of 28 single-family homes ranging in size from approximately 3,000 to 6,000 square feet. Although Calprop entered into a letter of intent for the sale of Smolin for $3.15 million, the potential buyer notified Calprop in December 2004 that it did not intend to complete that transaction. As a result, Calprop could either pursue development of Smolin or seek another buyer. Duff & Phelps relied upon detailed financial projections Calprop provided them to develop a discounted cash flow analysis to estimate the value of cash flows that would accrue to Calprop’s benefit from the development of Smolin. Their analysis of Smolin also included an assessment of the changes in potential value resulting from different assumptions regarding project timing and appropriate discount rates as presented on the table below:

Discounted Cash Flow Analysis ($000's)
Discount Rate	Months Delayed
	—	3.0	6.0	9.0

12.0%	3,808	3,696	3,588	3,482
14.5%	3,648	3,519	3,394	3,274
17.0%	3,494	3,350	3,212	3,079
19.5%	3,348	3,190	3,039	2,896
22.0%	3,208	3,038	2,876	2,724

     This analysis yielded an estimated fair market value for Smolin ranging from approximately $2.7 million to $3.8 million, which brackets the $3.15 million purchase price contemplated under the prior letter of intent.

Winkler Acres

     Winkler Acres consists of approximately 64 acres of unimproved land located in Riverside County, California which Calprop sold in June 2004. $8.4 million of the purchase price remains to be collected, of which $5.4 is payable to Calprop upon the recording of the final tract map for Winkler Acres, which at the time Duff & Phelps rendered its fairness opinion was expected in March 2005 and is now expected in May 2005, and the remaining $3.0 million is payable when Winkler Acres is in fully graded and inspected (“blue topped”) condition, which was expected in April, 2005 is now expected to occur prior to late May or early June 2005.

     Duff & Phelps used the total amount of $8.4 million as the estimated fair market value of Winkler Acres. Because of the near term nature of the expected receipts, no present value discount was applied.

Highridge Court

     Highridge Court comprises a 170-unit housing development in Thornton, Colorado. Calprop estimated that the remaining 12 units could be completed by the end of March 2005 for net proceeds (after remaining costs) of approximately $2.2 million. Calprop now expects that the final unit will be sold in May 2005.

     Although there is a debt of approximately $3.0 million associated with the property, because that debt is reflected as related party loans in Duff & Phelps’ net asset value analysis, Duff & Phelps used the net proceeds of $2.2 million as the estimated fair market value of Highridge Court. Because of the near term nature of the expected receipts, no present value discount was applied.

Other Assets

     The other assets, excluding cash and equivalents, included in Duff & Phelps’ analysis of Calprop’s net asset value consisted of escrow deposits, prepaid expenses, accounts receivable, and other miscellaneous assets. In determining the low end of the range of fair market value for the aggregate other assets, Duff & Phelps excluded a $51,000 deposit for Winkler and a $325,000 deposit for Murrieta. In contrast, the high estimate of fair market value included the Murrieta deposit and reversed a $30,000 reserve related to an outstanding trust deed.

Valuation of Net Operating Loss

     As of September 30, 2004, Calprop had operating loss carryforwards for federal and state income tax purposes of approximately $40.6 million and $11.5 million, respectively. These net operating loss carryforwards (“NOLs”) expire between 2013 and 2022 for federal and between 2005 and 2008 for state tax purposes.

     NOLs may be used under certain circumstances to offset pre-tax income on a dollar-for-dollar basis for tax purposes. However, in a sale outside of bankruptcy to a third party, Section 382 of the Internal Revenue Code imposes significant restrictions on the amount of the NOL which can be used in any year, thereby significantly reducing their potential value. The annual offset to income would be limited to Calprop’s equity value at the date of the transaction multiplied by the applicable long-term tax-exempt rate, which is currently 4.27%. Based on the $0.65 per share in the Offer and the Merger, the implied equity value of Calprop is approximately $6.3 million based on 9,737,205 shares outstanding. Therefore, the annual deduction would be limited to approximately $270,000 in a change of control transaction. Assuming (i) that Calprop generates enough income to utilize the maximum annual deduction; (ii) a blended federal and state tax rate of 40%; (iii) a federal tax rate of 34%; and (iv) a discount rate of 17%, the present value of Calprop’s NOLs in a “change of control” transaction would be approximately $553,000.

     However, as the Section 382 limitations would not apply to the Control Shareholders, the value of the NOLs to them could in fact be significantly higher. The estimated value of the NOLs to the Control Shareholders is somewhat speculative as it depends on their ability to attract additional capital and generate taxable income, as well as the timing of that income. No projections were made available to Duff & Phelps on those matters. However, as an example, using discount rates ranging from 17% to 27% and assuming equal use of the NOLs over periods ranging from 5 to 15 years, the value of the NOLs to the Control Shareholders could range from approximately $3.7 million to $10.2 million in the aggregate, or $0.40 to $1.00 per share. If these figures were used in the net asset value analysis in lieu of the present value of the NOLs in a “change of control” transaction, the analysis would have yielded a value for the net assets of the Company of between approximately $2.4 million to $11.3 million in the aggregate, or $0.26 to $1.16 per share.

     Consistent with its practice in other similar transactions, Duff & Phelps performed its analysis using the value of the NOLs to a buyer in a change of control transaction, which would trigger the Section 382 limitation and therefore did not include the value to the Control Shareholders in its formal financial analysis. This practice reflects the nature of the opinion given, which compares the price offered with the expected results from alternative transactions, and does not address value in the hands of specific buyers. Moreover, in this case the value of the NOLs to the Control Shareholders is speculative, since for the NOLs to have significant value, the Company must generate significant profits, which is not expected without both significant additional investments and major changes in the current business. However, Duff & Phelps did provide to the Committee the range of potential values for the NOLs set forth above, so that the Committee could take the additional potential value into account in its negotiations. The Special Directors Committee did consider the value of the NOLs to the Control Shareholders in the course of its negotiations and in its analysis of the Offer and the Merger.

Liabilities

     Duff & Phelps included the amounts of Calprop’s related party notes in the calculation and analysis of Calprop’s net asset value. These related party notes aggregate approximately $13.4 million of the approximately $15.5 million in total liabilities. Approximately $12.8 million of the related party notes are held by Messrs. Curci or Zaccaglin or their families or affiliates. Other liabilities include trust deeds and notes payable, accounts payable and accrued liabilities, and warranty reserves. Duff & Phelps excluded Calprop’s deferred liability of approximately $1.0 million in the calculation of Calprop’s net asset value because it relates to funds received from the sale of Winkler Acres which will be returned if Calprop is unable to achieve the required milestones.

Contingent Liabilities / Assets

     Additionally included in Duff & Phelps’ analysis of Calprop’s net asset value are estimates supplied by Calprop regarding any contingent liabilities or assets. These contingent liabilities or assets include various lawsuits pending for which Calprop is in some cases the plaintiff and in other cases Calprop is the defendant. The net aggregate impact on Calprop from these lawsuits is estimated to provide Calprop with a net asset of approximately $400,000. Duff & Phelps has not taken into consideration any potential value that may be attributed to any unasserted legal claims that Calprop may have.

Analysis of Current and Historical Trading Prices of Calprop’s Common Stock

     In addition to calculating Calprop’s net asset value, Duff & Phelps analyzed the closing price, bid/ask spread and trading volume of the common stock of Calprop over the past twelve months. This analysis was used to determine the range of value the market ascribed to Calprop’s common stock prior to the announcement of the Merger.

     Calprop’s common shares are thinly traded with significant bid/ask price spreads. Over the twelve-month period ended February 18, 2005, transactions involving public shares of Calprop occurred on 49 out of approximately 240 potential trading days. During this same period, bid/ask spreads for Calprop’s shares ranged from 27% to 940% of the bid price.

     As shown in the chart below, Calprop’s stock price closed at $0.13 per share prior to December 13, 2004, the date Calprop filed its Form 10-Q, which included the announcement of a potential going-private transaction. During the 52-week period between February 18, 2004 and February 18, 2005, the 52-week high for the trading price of Calprop’s stock was $0.27, and the 52-week low was $0.10, with a one-year weighted average closing price of $0.16.

Calprop Common Stock Data
February 18, 2004 through February 18, 2005
Offer Price	$0.65
Price Prior to Announcement [1]	$0.13

52-Week High Ended 2/18/05	$0.27
52-Week Low Ended 2/18/05	$0.10
One-year weighted average closing price (2/18/04 - 2/18/05)	$0.16

Shares Outstanding	9,737,205
Average Daily Trading Volume (2/18/04 - 2/18/05) [2]	1,173
Shares owned by Messrs Zaccaglin and Curci and affiliates	8,094,658

Institutional Ownership	Negligible
Analyst Coverage	None

[1] On 12/13/04 Calprop filed its Form 10-Q which included the announcement of a potential going-private transaction.

[2] Represents 49 days of trading and 195 inactive days

Transaction Premium Analysis

     Duff & Phelps also reviewed the transaction premiums paid over market price for 34 public-to-private transactions and four transactions of companies in the real estate development industry occurring from January 1, 2004, through January 31, 2005. The 34 public-to-private transactions were selected based on a search using the SDC Platinum database for the period between January 1, 2004, through January 31, 2005, for all going-private transactions with adequate pricing information available. The four real estate development company transactions that were selected were based on a search using the Mergerstat database for companies with SIC codes including 1521, 1522, 1531 or 2451 that consummated a going-private transaction between January 1, 2004 and January 31, 2005 and for which adequate pricing information was available.

     Duff & Phelps concluded that the median 1-week transaction premium for the 34 going private transactions was 24% and the median 1-month transaction premium was 26%. Furthermore, Duff & Phelps concluded that the median 1-week transaction premium for the real estate development companies was 43% and the median 1-month transaction premium was 39%. This compares to the implied 330% 1-week transaction premium and 550% one-month transaction premium for Calprop.

     The public-to-private transactions were analyzed solely to determine the range of transaction premiums paid over market price in recent going-private transactions. The comparability, or lack of comparability of the companies that consummated the going-private transactions was not a part of Duff & Phelps’ analysis.

     Based on its analysis, Duff & Phelps concluded that the control premium implied by the $0.65 per share consideration to be received in the proposed Merger for the common stock of Calprop was adequate relative to the premiums paid in other similar sale transactions.

     Duff & Phelps considered valuing the Company based on net book value, going concern value and liquidation value, but concluded that such analyses would not change its opinion.

     The net asset value analysis used by Duff & Phelps included the disposition of all of the Company’s operating assets at prices above net book value, and did not include the costs (and potential discounts) of doing so in the context of a liquidation. Duff & Phelps concluded that a liquidation value analysis would yield a lower value for the Company and hence would not change its opinion that the transaction was fair.

     As of December 31, 2004, the most recent date for which the Company’s balance sheet information was available, Calprop had negative shareholders’ equity of approximately $11.63 million, or a book value per share of approximately ($1.19). Therefore, the proposed offer price compares favorably with the Company’s net book value.

     Calprop has been unprofitable since 2002, and currently lacks the capital resources to pursue further projects. In addition, the Company’s business plan included the disposition of the Company’s significant assets. For these reasons, a going concern analysis was not practical. The valuation approaches that would typically be employed by Duff & Phelps to value a company on a going concern basis, such as a capitalization of earnings or a multiple of book value approach, deriving multiples from comparable public companies and comparable transactions and applying these multiples to the earnings and book value of the Company to be valued are not applicable due to the fact that Calprop does not have positive earnings or positive book value.

Conclusion

     Based on its analysis and subject to the limitations and assumptions set forth in the opinion, it was Duff & Phelps’ opinion that, as of February 23, 2005, the Offer and the Merger were fair to the public shareholders of Calprop from a financial point of view (without giving effect to any impacts of the Merger on any particular shareholder other than in its capacity as a shareholder.) For the purpose of its analysis and opinion, Duff & Phelps defined the term “public shareholders” as including all owners of Calprop common stock other than Mr. Victor Zaccaglin, Mr. John Curci, Sr., and members of their respective families and their affiliates. The foregoing summary is qualified by reference to the written opinion dated as of February 23, 2005, of Duff & Phelps, which is attached as Annex II hereto.

Terms of Engagement

     Calprop’s engagement letter with Duff & Phelps provides that, for its services, Duff & Phelps is entitled to receive $125,000 due and payable as follows: $62,500 in cash upon execution of the engagement letter and the remaining $62,500 in cash upon delivery of the opinion, whether or not the opinion is favorable. Calprop has also agreed to reimburse Duff & Phelps for its out-of-pocket expenses and to indemnify and hold harmless Duff & Phelps and its affiliates and any other person, director, employee or agent of Duff & Phelps or any of its affiliates, or any person controlling Duff & Phelps or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Duff & Phelps as financial advisor to Calprop. The terms of the fee arrangement with Duff & Phelps, which Calprop and Duff & Phelps believe are customary in transactions of this nature, were negotiated at arm’s length between Calprop and Duff & Phelps, and the Calprop board was aware of these fee arrangements.

3.	Reasons, Purposes, Structure and Alternatives for the Transaction; Effects of the Transaction; Plans for Calprop; Other Matters

Reasons, Purposes, Structure and Alternatives for the Transaction

     Mr. Zaccaglin is proposing to acquire beneficial ownership of all of the outstanding common stock of Calprop not owned by the Purchaser filing persons because he desires to continue Calprop’s historic business of developing, constructing and selling single-family and other residential real estate. He believes that attractive opportunities to do so may be available in the current market and that such opportunities could be pursued through Calprop if he, alone or with other persons, who may include Mr. Curci, invest new equity into Calprop. The other Purchaser filing persons concur with Mr. Zaccaglin’s belief and are therefore willing to retain their beneficial ownership interests rather than attempting to sell those interests. They further believe that Calprop’s existing net operating losses for federal income tax and state tax purposes will increase the potential after-tax profitability of such opportunities if they are pursued through Calprop, and if Calprop’s future operations produce taxable income. The Purchaser filing persons, however, are not willing to make the required equity investments in Calprop and incur the substantial risks that such investments will involve if Calprop remains a publicly held company because they believe it is an inefficient business structure within which to conduct the real estate development activities they envision. In this regard, Messrs. Zaccaglin and Curci have found it necessary over the past several years to make loans to and to purchase property interests from Calprop to assist Calprop in dealing with its financial difficulties. They believe that such transactions are likely to continue to be necessary and wish to avoid any concerns over potential conflicts of interest that might result from lending, joint venture or other transactions they may wish to consider with Calprop in efforts to pursue potential real estate development activities in the future. In addition, they desire to eliminate Calprop’s substantial on-going accounting, legal and other costs associated with being a publicly held company, which costs are currently estimated to approximate $210,000 per year.

     Mr. Zaccaglin is proposing to complete the transactions described herein at this time due to his conclusion that the effect of the losses incurred by Calprop over the last several years has severely impaired Calprop’s ability to continue in operation and the fact that his efforts to identify potential investors in or acquirors of Calprop to remedy this problem have not been successful. Further information on these subjects is set forth in the following paragraphs and in Section 1 of this Offer to Purchase under the caption “Calprop’s Business, Operating Losses and Stockholders’ Deficit.”

     The purpose of the Offer and the Merger is to enable Purchaser and the Purchaser filing persons to acquire sole ownership of Calprop. Purchaser’s proposed acquisition of sole ownership of Calprop has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the publicly held Calprop Shares from the public stockholders of Calprop to Purchaser and to provide prompt cash payments to the public stockholders for their Calprop Shares.

     Mr. Zaccaglin has considered proposing that Calprop effect a reverse stock split in which cash would be paid to the public stockholders in lieu of issuance of fractional shares to them. This course of action was first considered by the board of directors of Calprop in 2003, but was abandoned when it became apparent that preparation for and obtaining shareholder approval of a reverse stock split would require substantial effort and expense at a time when the management of Calprop was fully engaged in then more urgent aspects of dealing with Calprop’s financial and operational problems. The possibility of a reverse stock split was again considered prior to commencement of the Offer, but was rejected due to concern that Calprop could not properly under California law pay cash to stockholders in lieu of the issuance of fractional shares in view of its deficit in stockholders’ equity, and the fact that the shares held by public stockholders currently exceed the 10% level permitted for such nonconsensual cash retirements of shares under California law. Mr. Zaccaglin also gave preliminary consideration to proposing that Calprop commence bankruptcy proceedings, but has not pursued this course of action because bankruptcy would likely result in Calprop’s stockholders receiving no value for their investment, although bankruptcy could result in creditors of Calprop, including Mr. Zaccaglin and affiliates of Mr. Curci, receiving payment of a portion of the indebtedness Calprop owes to them.

     Prior to determining to proceed with the Offer, to be followed by the Merger, Mr. Zaccaglin also considered making open market purchases of Calprop common stock, to be followed by a cash merger with a new corporation that he would form for that purpose. Open-market purchases followed by a merger were rejected because open-market purchases would not be as efficient as a tender offer and would not assure that all holders of Calprop Shares would receive the same amount of consideration for their Calprop Shares. However, subject to applicable legal requirements, the Purchaser filing persons reserve the right to purchase Calprop Shares in the open market, pursuant to another tender offer, in privately negotiated transactions, including purchases of newly issued shares directly from Calprop, or otherwise, or to proceed with a one-step merger transaction if Purchaser terminates this Offer.

     In the period from mid-to late-2003, Calprop had discussions with various parties regarding the possible sale of Calprop or a substantial equity investment in Calprop, none of which discussions proceeded beyond a preliminary stage. These discussions may be summarized as follows:

1. During the period from April through June 2003, Calprop had numerous discussions with an individual regarding potential transactions in which the individual, together with a real estate development company solicited by him, would acquire control of Calprop. Officers of Calprop had several meetings with the individual, who proposed a variety of possible transactions in those meetings and in written correspondence. Although no specific offer was made by the individual, the general form of transaction described by him would have involved the purchase by the investment group for cash of a substantial portion of the Calprop stock owned by Mr. Zaccaglin and Mr. Curci and a distribution to them of certain real estate projects of Calprop, coupled with an equity investment in Calprop by the investment group and the provision of a line of credit to Calprop for use in its operations. The transactions described by the investor would not have involved the purchase of the shares of the public stockholders of Calprop.

2. Commencing in July 2003, Calprop had discussions with a substantial regional residential real estate development company. These discussions included a due diligence review by that company and consideration of various possible transactions. The development company indicated that it was attracted by the possible tax benefits of the net operating losses that Calprop then had, but stated that it was concerned about potential home construction liabilities arising from Calprop’s operations and the extent of Calprop’s insurance coverage against such liabilities. Calprop signed a nonbinding letter of intent with the development company that contemplated that the development company would invest $7 million in Calprop and would acquire control of Calprop, but did not specify the structure or specific terms of the transaction. In subsequent discussions, the development company stated, however, that a condition of its willingness to proceed with its proposal would be that either Calprop would be reorganized in a proceeding under Chapter 11 of the Bankruptcy Code to eliminate potential liabilities arising from its operations or that Mr. Zaccaglin would agree to bear any such liabilities by providing a guaranty. These discussions were terminated in June 2004.

3. In September 2003, Calprop initiated discussions with a well known Southern California residential real estate development company that expressed interest in the real estate projects that Calprop was then working on or had under consideration. These discussions did not lead to any specific proposal and terminated in December 2003.

4. In October 2003, one meeting was held by Mr. Zaccaglin with the chief executive officer of a large national homebuilding company to discuss the possibility of the acquisition of Calprop by the national company or an equity investment by that company in Calprop. The meeting was initiated by Mr. Zaccaglin. The national homebuilding company expressed interest in one of Calprop’s real estate projects, but did not express an interest in acquiring Calprop. The national home building company did not pursue discussions after that meeting.

     Effects of the Transaction

     There is currently no active trading market for Calprop’s common stock. It is not listed on a securities exchange or traded on the Nasdaq Stock Market. Bid and asked quotations for Calprop common stock are reported on the OTC Bulletin Board only and there has been no significant trading activity in Calprop’s shares for more than the past twelve months. The purchase of Calprop Shares pursuant to the Offer will reduce the number of Calprop Shares that are currently available to trade publicly and would likely reduce the number of holders of Calprop Shares, which could further reduce the liquidity and market value of the remaining Calprop Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Calprop Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Calprop Shares, but believes it would be reasonable to expect that it would further reduce the market trading activity of the Calprop Shares.

     Exchange Act Registration. The Calprop Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Calprop to the Commission if the Calprop Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Calprop Shares. The termination of registration of the Calprop Shares under the Exchange Act would substantially reduce the information required to be furnished by Calprop to holders of Calprop Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) and the requirements to file reports under Section 15(d), no longer applicable to the Calprop Shares. Furthermore, if the Calprop Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would not be applicable to Calprop.

     Purchaser believes that the purchase of the Calprop Shares pursuant to the Offer will likely result in the Calprop Shares becoming eligible for termination of registration under the Exchange Act, and it is the present intention of Purchaser to cause Calprop to make an application for termination of registration of the Calprop Shares as soon as possible after successful completion of the Offer if the Calprop Shares are then eligible for such termination. If registration of the Calprop Shares is not terminated prior to the Merger, then following the completion of the Merger, the Calprop Shares will no longer be eligible for public quotation and trading and the registration of the Calprop Shares under the Exchange Act will be terminated.

     Margin Regulations. Calprop Shares are not currently “margin securities,” as that term is defined under the rules of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of not allowing brokers to extend credit on the collateral security of such shares. The Offer will not affect the status of the Calprop shares in this regard.

     Merger; Other Effects. If Purchaser owns at least 90% of the outstanding Calprop Shares following completion of the Offer, Purchaser would have the ability to complete the Merger without a meeting or vote of the public stockholders of Calprop pursuant to the “short form” merger provisions of Section 1110 of the California General Corporation Law. In such circumstances, Purchaser currently intends to effect the Merger as soon as practicable and without seeking the approval of the public stockholders of Calprop.

     If the Public Stockholder Condition is not met, Purchaser will terminate the Offer without purchasing any Calprop Shares. In that event, Purchaser may (1) leave Calprop as a publicly traded corporation, (2) seek to engage in certain open market or privately negotiated purchases of Calprop Shares, or to purchase shares directly from Calprop, to increase Purchaser’s ownership to at least 90% of the outstanding Calprop Shares and then effect a merger under the CGCL, (3) cause Calprop to call a special meeting of stockholders to approve a merger and vote all of its shares for approval of the merger, which would require the filing with the Commission of certain disclosure materials prior to consummation of the Merger, or (4) commence a new tender offer for Calprop Shares, which could be on different terms and subject to different conditions than the Offer. If Purchaser terminates the Offer, any subsequent purchases made by Purchaser may be at prices less than $0.65 per Share and the consideration stockholders receive in any merger or other business combination may be less than that amount per Share.

     If the Offer and the Merger are not successfully completed, no assurance can be given as to whether or when any merger of Calprop with Purchaser will be completed and, similarly, no assurance can be given as to whether or when any consideration will be paid to Calprop stockholders. If Calprop were to remain a public company, stockholders would receive no cash for their Calprop Shares from Purchaser, and the trading price for the Calprop Shares could decline, including down to a price at or below which the Calprop Shares were trading prior to the time that Purchaser announced its intention to commence the Offer. If Purchaser were to pursue any of the actions set forth in clauses (2), (3) or (4) of the immediately preceding paragraph, it would take considerably longer for stockholders to receive any consideration for their Calprop Shares than if they had tendered their Calprop Shares into the Offer, and stockholders may receive less consideration for their Calprop Shares than is being offered for their Calprop Shares in the Offer.

     Purchaser reserves the right, in its sole discretion, to extend the Offer in order to meet the Minimum Conditions or any other condition.

     If the Merger occurs, Calprop will be a privately held corporation. Following the Offer and the Merger, persons who were stockholders of Calprop immediately prior to the Offer and the Merger will not have any continuing ownership interest in Calprop and therefore will not share in any future earnings and growth of Calprop.

     Also as a result of the Merger, Purchaser’s interest in Calprop’s net book value and net earnings (losses) will increase from approximately 83% as of the date hereof (including for this purpose the Calprop Shares held by all of the Purchaser filing persons) to 100%. On a pro forma basis that assumes the Offer and the Merger had been completed as of September 30, 2004 the Purchaser filing persons’ aggregate interests in Calprop’s net book value at that date would have increased from ($8,957,734) (83%) to ($10,792,450) (100%) and in Calprop’s net (losses) for the nine months then ended would have increased from ($2,212,013) (83%) to ($2,656,076) (100%). Purchaser will cease to be a separate entity as a result of the Merger and the pro forma interests of the other Purchaser filing persons in Calprop’s net book value and net (losses) as of and for the indicated date and period will be as set forth below:

	At or for the Nine Months Ended September 30, 2004
	(pro forma)
Name	Interest in Calprop		Interest in Calprop
(Current Ownership %)	Net Book Value		Net (Losses)
Victor Zaccaglin (45.6%)	($5,925,055)	(54.8%)	($1,458,186)	(54.8%)
Zaccaglin Family Members (2%)	($259,019)	(2.4%)	($63,749)	(2.4%)
John Curci, Sr. (31.8%)	($4,133,508)	(38.2%)	($1,017,277)	(38.2%)
Curci Family Members (3.8%)	($496,453)	(4.6%)	($122,179)	(4.6%)

     In addition, the Purchaser filing persons will be entitled to all benefits resulting from the ownership of Calprop stock, including all income generated by Calprop’s operations, any future increase in Calprop’s value and the right to elect all members of Calprop’s board of directors. Similarly, the Purchaser filing persons will bear all risk of loss generated by Calprop’s operations and any decrease in the value of Calprop after the completion of the Merger.

     Following the Merger, tax net operating loss carryovers generated by Calprop and its subsidiaries may be utilized by Calprop as the surviving corporation of the Merger to offset future taxable income from its future operations. At December 31, 2003 and September 30, 2004, Calprop’s federal income tax net operating loss carryovers were approximately $24.9 million and $40.6 million, respectively, and its state tax net operating loss carryovers were approximately $6.8 million and $11.5 million, respectively. The tax benefits of these net operating loss carryovers as calculated for financial statement purposes at December 31, 2003, and without discounting to present value to reflect any estimate of the period of time that might be required to utilize such loss carryovers, were approximately $8.5 million and $0.6 million, respectively, and approximately $13.8 million and $0.66 million, respectively at September 30, 2004. These net operating loss carryovers may be utilized until they expire, which will be over the years 2013 to 2022 for the federal income tax purposes and 2005 to 2008 for state tax purposes. The utilization of these net operating loss carryovers would be limited by Internal Revenue Code Section 382 in the event of a sale of Calprop to an unrelated party, or certain significant changes in ownership of Calprop’s outstanding stock. Specifically, in the event of a greater than 50% ownership change (as defined in applicable Internal Revenue Service regulations) of Calprop shares the amount of net operating losses that could be used to offset taxable income of Calprop in any single year for federal income tax purposes would be limited to an amount determined by multiplying an amount equal to the value of Calprop immediately before the ownership change (subject to various adjustments) by a percentage equal to the long term tax-exempt rate prescribed monthly by the Internal Revenue Service. As an example, the applicable federal rate for March 2005 is 4.27% per annum.

     At the effective time of the Merger (the “Effective Time”), (1) Purchaser will merge with and into Calprop, with Calprop remaining as the surviving corporation, and the separate existence of Purchaser will thereupon cease, (2) all the rights, privileges, immunities, powers and franchises of Calprop and Purchaser will vest in the surviving corporation, and (3) all obligations, duties, debts and liabilities of Calprop and Purchaser will vest in the surviving corporation. The articles of incorporation of Calprop, as in effect immediately prior to the Effective Time, will be the articles of incorporation of the surviving corporation and the by-laws of Calprop, as in effect immediately prior to the Effective Time, will be the by-laws of the surviving corporation. The directors and executive officers of Calprop immediately prior to the Effective Time will, from and after the Effective Time, be the directors of the surviving corporation.

     Purchaser is not offering to acquire outstanding options in the Offer. Each holder of an option that is vested may exercise the holder’s option prior to the consummation of the Offer, and the Calprop Shares received upon such exercise may be tendered pursuant to the Offer. No outstanding options, however, have exercise prices below the $0.65 per share Offer Price. Accordingly, no option exercises are expected. All options which remain unexercised after the completion of the Merger would terminate.

     Plans for Calprop

     If the Offer and Merger are completed, Mr. Zaccaglin and the other Purchaser filing persons intend to continue the historical business of Calprop of acquiring, developing and selling residential real estate, primarily consisting of single family residences. The Purchaser filing persons anticipate that Calprop will require additional equity capital in order to be able to do so and Mr. Zaccaglin, possibly and Mr. Curci, intend to provide the initial capital that will be required for that purpose. They may also cause Calprop to enter into joint venture arrangements with others for such real estate investment and development or to enter into contracts to provide development and construction management services to others. Mr. Zaccaglin and Mr. Curci may also contribute real estate projects they have acquired or have acquired the rights to purchase to Calprop. In all of such activities, it is the expectation of the Purchaser filing persons that the net operating losses that Calprop has for federal income tax and state tax purposes will be available to reduce or eliminate taxable income generated in Calprop’s business activities.

     Except as described above or elsewhere in this Offer To Purchase, the Purchaser filing persons have no current plans or proposals that would result in:

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Calprop or any of its subsidiaries;

•	A purchase, sale or transfer of a material amount of the assets of Calprop or any of its subsidiaries;

•	Any material change in Calprop’s present dividend rate or policy (Calprop does not currently pay dividends), or in its indebtedness or capitalization;

•	Any change in the present board or management of Calprop, including, but limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment of any executive officer; or

•	Any other material change in Calprop’s corporate structure or business.

However, Purchaser reserves the right to make changes in Calprop’s business, management and personnel at any time.

     If the Public Stockholder Condition is not met, Purchaser will terminate the Offer without purchasing any Calprop Shares. In that event, Purchaser may (1) leave Purchaser as a publicly held corporation, (2) seek to engage in open market or privately negotiated purchases of Calprop Shares, or to purchase newly issued shares of Calprop common stock directly from Calprop, to increase Purchaser’s ownership to at least 90% of the outstanding Calprop Shares and effect a merger under the CGCL, (3) initiate a new tender offer, which could be on different terms and subject to different conditions than the Offer, or (4) cause Calprop to call a special meeting of stockholders to approve a merger and vote all of its Calprop Shares for approval of the Merger, which would require the filing with the Securities and Exchange Commission of certain disclosure materials prior to consummation of the Merger. If Purchaser terminates the Offer, any subsequent purchases made by Purchaser may be at prices less than $0.65 per Share and the consideration stockholders receive in any merger or other business combination may be less than that amount per Share.

     Other Matters

     Appraisal Rights. No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of Calprop who have not tendered their Calprop Shares will have certain rights under the CGCL to dissent from the Merger and to demand payment in cash equal to the fair value of their Calprop Shares. Such value would, if the shareholder and the surviving corporation are not able to agree on a value, be determined by a California state court. The fair market value of the Calprop Shares for this purpose is required under the California law to be determined as to the day before the first announcement of the terms of the short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter (none are anticipated). The fair value as so determined could be less than or greater than the amount to be paid for Calprop Shares pursuant to the terms of the Merger and in this Offer. Dissenting shareholders are also entitled to receive interest on the fair value of their shares as determined by the court from the date judgment is entered at the legal rate (currently 10%). Dissenting stockholders would also be entitled to receive payment of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Calprop Shares.

     If the Merger occurs and if there are dissenting shares, Purchaser intends to cause the surviving corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is the price offered in this Offer, and that will be paid in the Merger. In this regard, stockholders should be aware that opinions of financial firms as to fairness from a financial point of view are not necessarily opinions as to “fair value” of shares under the applicable California law.

     Under the applicable provisions of California law that would be applicable to the Merger, the dissenter’s rights described herein are not the sole remedy that would be available to a stockholder who objects to the Merger. California law provides that, if one of the corporations involved in a merger is controlled by or under common control with another corporation that is a party to the merger, shareholders who have not exercised dissenter’s rights by making demand for payment of the fair value of their shares may seek to attack the validity of a merger or to have the merger set aside or rescinded. California law further provides that in such cases the controlling corporation would have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled corporation. A shareholder who seeks to attack the validity of the merger, or to have it rescinded or set aside, however, will be deemed to have waived such shareholder’s rights to seek judicial appraisal under the dissenter’s rights provisions of California law and will not be permitted to abandon such shareholder’s challenge to the transaction and to subsequently seek a judicial appraisal of the value of and payment for such shareholder’s shares.

     The foregoing summary of the rights of dissenting stockholders under the CGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the CGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the CGCL. A copy of these provisions is attached as Annex I to this Offer To Purchase. A further notice and description of the availability of dissenters’ rights under California law will be sent to stockholders in connection with the Merger.

     Going Private Transactions. The Offer constitutes a “going private” transaction under Rule 13e-3 under the Exchange Act. Consequently, the Purchaser filing persons have provided the additional information required by SEC Schedule 13E-3, including exhibits, as part of the Tender Offer Statement on Schedule TO filed by the Purchaser filing persons with the SEC. In additional, Calprop has, as required by SEC rules, filed a separate Schedule 13E-3 relating to the Offer with the SEC in which the Purchaser filing persons have joined as additional filing persons. Pursuant to Rule 13e-3, this Offer To Purchase contains information relating to, among other matters, the fairness of the Offer to Purchaser’s stockholders. See Section 1 (“Background of the Offer; Contacts with Purchaser”) and Section 2 (“Fairness to Unaffiliated Stockholders”) in this Offer To Purchase.

4. Certain Related Party Transactions

     Notes Payable to Curci Affiliate and Related Guarantees. At December 31, 2003 and December 31, 2004, Calprop had outstanding the following notes payable to Curci-Turner Company, LLC, or to Curci Investments, LLC as transferee from Curci-Turner Company. John Curci, Sr. is a principal of Curci-Turner Company and his son, John L. Curci, is a principal and manager of Curci Investments, LLC. As noted below, certain of such notes have been guaranteed by Mr. Zaccaglin or by the Victor and Hannah Zaccaglin Trust (the “Zaccaglin Trust”), a revocable trust of which Victor Zaccaglin is trustee.

Project	Profit Share	December 31, 2003	December 31, 2004
Secured loans:
High Ridge Court	50%	$2,499,024	$2,178,819
Saddlerock		$4,444,419	$—

Total Secured Loans		$6,943,443	$2,178,919

Unsecured loans		$5,356,254	$7,217,656

Total		$12,299,697	$9,396,475

     Under the terms of the secured notes payable reflected in the above table, Curci-Turner Company is entitled to receive interest at the rate of 12% per annum and, with respect to the High Ridge Project, to participate in Net Proceeds from the project securing the loan. Net Proceeds as defined in the relevant loan agreement is generally comparable to net profit. The unsecured loans reflected in the table are working capital loans obtained from Curci-Turner Company. At December 31, 2004, the loans consisted of one loan in the amount of $1,512,170 bearing interest at the rate of 12% per annum and a second loan in the amount of $5,705,486 bearing interest at the rate of 15% per annum. The 12% unsecured loan had an original maturity date of December 31, 2004, which was extended to June 30, 2005. The 15% unsecured loan had an original maturity date of July 16, 2004, which was extended to December 31, 2004 and subsequently further extended to June 30, 2005. The Zaccaglin Trust guaranteed repayment of the 15% loan and pledged shares of Calprop common stock and certain partnership interests held by it as collateral for its guarantee obligations. The interest rates and other terms for these loans, and for the other loans described in the following paragraphs, were determined through negotiation by the parties on the basis of interest rates and terms that were believed to be consistent with those available to real estate development companies in a financial condition similar to that of Calprop and its subsidiaries at the times the loans were entered into.

     The Saddlerock Project referred to in the above table was a development project of Calprop to build 94 units of single-family detached housing in Aurora, Colorado. Calprop obtained an acquisition/construction loan for this project from Curci-Turner Company in the principal amount of $2,350,000 and bearing interest at the rate of 12% per annum. Calprop also obtained loans for the project from commercial bank lenders under revolving construction loan facilities. Calprop refinanced the commercial bank loan relating to the Saddlerock Project in 2003 through a $1,900,000 increase of the Curci-Turner loan. At December 31, the principal amount of the loan was $4,444,419, and the loan bore interest at the rate of 12% per annum and had an extended maturity date of January 28, 2004. The Zaccaglin Trust guaranteed this loan. At May 6, 2004 the principal balance of the loan provided by Curci-Turner Company was $2,859,917. Shortly thereafter, the remaining ten lots in the Saddlerock Project were sold to VLZ Development, LLC (“VLZ”), a limited liability company managed and primarily owned by Victor L. Zaccaglini, Mr. Zaccaglin’s son, for a gross sale price of $1,390,000. In that transaction VLZ assumed $1,390,000 of Calprop’s liability under the Curci-Turner Company revolving loan and Calprop issued a new note to Curci Investment, LLC, as transferee of the loan from Curci-Turner Company, in the principal amount of $1,469,917 and bearing interest at the rate of 12% per annum. The new note was guaranteed by Colorado Pacific Homes, Inc., a corporate subsidiary of Calprop, and by the Zaccaglin Trust. Calprop also granted a first deed of trust on Calprop’s Smolin Project as additional collateral.

     Conversion of Calprop Preferred Stock. In 1996, Calprop’s outstanding preferred stock held by Messrs. Zaccaglin and Curci was converted to common stock and the accrued preferred stock dividends then due to Messrs. Zaccaglin and Curci of $581,542 and $472,545, respectively, were exchanged for promissory notes to them bearing interest at the rate of 10% per annum. As of December 31, 2004, the outstanding principal due on these notes to Messrs. Zaccaglin and Curci was $581,542 and $462,330, respectively. The maturities of these notes have been extended to December 31, 2005.

     Mission Gorge. Calprop’s notes payable to related parties as of December 31, 2003 included a promissory note payable to Mission Gorge, LLC bearing interest at the rate of 12% per annum. Mission Gorge, LLC was formed by Calprop and Curci-Turner, LLC to develop 200 acres of land in the City of San Diego, California. The outstanding balance of this note as of December 31, 2003 was $2,000,000. The note was repaid in 2004.

     The Mission Gorge property was acquired by Calprop in 1987 and Mission Gorge, LLC was formed in 1996 as a limited liability company owned 50% by Calprop and 50% by Curci-Turner, LLC. Curci-Turner, LLC transferred its 50% interest in equal parts to the John L. Curci Trust (the “1985 Curci Trust”) and the Janet Curci Living Trust No. II (the “1993 Curci Trust”), each thereby receiving a 25% interest in Mission Gorge, LLC. On February 24, 2004, Calprop purchased the aggregate 50% interest in Mission Gorge LLC held by the John L. Curci Trust and the Janet Curci Living Trust No. II for a total purchase price of $3,600,000. Calprop sold the Mission Gorge property for a gross sale price of $6,849,679 on May 21, 2004. Calprop recorded a gain on the sale of the Mission Gorge property of $431,703 in the second quarter of 2004.

     Working Capital Loans. Also included in Calprop’s notes payable to related parties are notes payable to Mr. Zaccaglin with outstanding principal amounts aggregating $2,371,451 as of December 31, 2004. Of these notes, $300,000 in principal amount bears interest at the prime rate plus 2% per annum, $615,000 in principal amount bear interest at 10% per annum and $1,900,000 in principal amount bear interest at 12% per annum These notes reflect loans that have been made to Calprop over the period from January 1998 to November 2004 to provide working capital for Calprop’s day-to-day operations and overhead. The maturity dates of these loans have been successively extended to their current maturity date of December 31, 2005 from their respective original maturity dates.

     Stock Option Exercises. On March 10, 1998, three officers of Calprop, including Mr. Zaccaglin, and John L. Curci, who was formerly a director of Calprop and is the son of John Curci, Sr., exercised options granted to them under Calprop’s stock option plan to purchase a total of 720,000 shares of Calprop common stock with a weighted-average exercise price of $0.89 per share. Calprop received $199,395 in cash from Mr. Zaccaglin and received promissory notes from the other persons, including John L. Curci, in payment of the exercise prices of these options. The promissory notes bore interest at 4.987% per annum and had an original maturity date of March 10, 2001 that was extended to March 10, 2004. John L. Curci paid his note in the amount of $22,188 in 2002. The other two persons, who are no longer employed by the Company, transferred the Calprop shares purchased on the exercise of their options back to Calprop in exchange for the cancellation of their notes.

     Andalucia Project. Calprop’s Andalucia Project was a project to develop, build and rent out approximately 182 town home units in San Diego County, California. The project was proposed to Calprop by RCG, an architecture firm, one of the owners of which was a former Calprop director. Calprop formed RCG Carmel Country Associates, LLC (“CCA”) as a limited liability company to develop the project. The owners of CCA were Calprop, the 1985 Curci Trust, the 1993 Curci Trust, the Zaccaglin Trust and certain other persons including the former Calprop director. Calprop sold substantially all of its 25% ownership interest in CCA (retaining only a 0.5% ownership interest) to the 1985 Curci Trust (as to a 6.125% interest), the Zaccaglin Trust (as to a 12.25% interest) and JAMS Management LP (as to a 6.125% interest), a limited partnership of members of the family of John L. Curci. The sale price of Calprop’s interest was $2,000,000, which was paid in cash and all of which was recorded by Calprop as a gain in 2003.

     Drake Development, LLC. Drake Development, LLC is a limited liability company formed by Mr. Zaccaglin and Mr. Curci for the purpose of acquiring and developing residential real estate in Southern California. It is expected that Calprop will be the general contractor for projects developed by Drake Development upon completion of the Offer and the Merger described in this Offer to Purchase, for which Calprop will be paid contractor fees as a means of providing income for Calprop. This arrangement is intended to address the fact that Calprop is not currently able to obtain financing to develop its own projects. Calprop is currently providing certain administrative services to Drake Development for which Drake Development will compensate Calprop at rates that are intended to cover Calprop’s costs in providing such services and an appropriate profit margin. As the anticipated general contractor on projects of Drake Development, Calprop has also provided construction completion guarantees to two lenders on bank loans made to Drake Development for the purpose of acquiring developable land and the completion of the related residential construction projects. The Zaccaglin Trust has guaranteed the repayment of the loans. The outstanding amount of the loans is currently $2,202,374 and the maximum permitted outstanding amount of the loans under the bank loan agreements is $19,000,000.

5. Certain United States Federal Income Tax Consequences

     The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to stockholders whose Calprop Shares are purchased pursuant to the Offer or whose Calprop Shares are converted into the right to receive the Merger Consideration in the Merger, including any cash amounts received by dissenting stockholders pursuant to the exercise of dissenters’ rights. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations promulgated and proposed thereunder, and published judicial authority and administrative rulings and practice. Legislative, judicial or administrative authorities or interpretations are subject to change, possibly on a retroactive basis, at any time and a change could alter or modify the statements and conclusions set forth below. It is assumed for purposes of this discussion that the Calprop Shares are held as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not address all aspects of federal income taxation that may be relevant to a particular stockholder in light of such stockholder’s personal investment circumstances, or those stockholders subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations, foreign corporations and nonresident alien individuals) or to stockholders who acquired their Calprop Shares through the exercise of employee stock options or other compensation arrangements. In addition, the discussion does not address any aspect of foreign, state or local income taxation or any other form of taxation that may be applicable to a stockholder.

     The receipt of the Offer Price and the Merger Consideration (and any cash amounts received by dissenting stockholders pursuant to the exercise of dissenters’ rights) will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for United States federal income tax purposes, a stockholder will recognize gain or loss equal to the difference between such stockholder’s adjusted tax basis in the Calprop Shares sold pursuant to the Offer or converted to cash in the Merger or pursuant to the exercise of dissenters’ rights and the amount of cash received therefor. Such gain or loss will be capital gain or loss and will be long-term gain or loss, if, on the date of sale (or, if applicable, the date of the Merger), the Calprop Shares were held for more than one year.

     In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Calprop Shares were held for more than one year. If the Calprop Shares were held for one year or less, any capital gains will be subject to tax at ordinary income tax rates. Capital losses recognized by the individual would be netted against any capital gains recognized by the individual for the same year, and up to $3,000 of any net capital loss in a year would be deductible against the individual’s ordinary income for the year. Any net capital loss in excess of $3,000 would not be deductible in that year, but may be carried forward to offset capital gains in future years, and may be deducted in future years against ordinary income subject to the same $3,000 per year limitation. You should contact your own tax advisor to determine the particular tax consequences of tendering your Calprop Shares. See Section 5 (“Certain United States Federal Income Tax Consequences”).

     Under the Code, a stockholder may be subject, under certain circumstances, to “backup withholding” (currently 30%) with respect to payments made in connection with the Offer or the Merger. Backup withholding generally applies if the stockholder:

•	Fails to furnish his or her social security number or other taxpayer identification number (“TIN”);

•	Furnishes an incorrect TIN;

•	Fails properly to report interest or dividends; or

•	Under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are exempt from backup withholding, including corporations and financial institutions.

     Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each stockholder should consult with such stockholder’s tax advisor as to qualifications for exemption from withholding and the procedure for obtaining such exemption.

     Stockholders should consult their own tax advisors to determine the federal, state, local and foreign tax consequences of the offer and the Merger to them in view of their own particular circumstances.

THE TENDER OFFER

6. Terms of the Offer

     On the terms and subject to the conditions of the Offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) all Calprop Shares that are validly tendered and not withdrawn in accordance with Section 9 prior to the Expiration Date. As used in the Offer, the term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, April 21, 2005, unless and until Purchaser, in accordance with the terms of the offer, extends the period of time during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended, expires.

     The Offer is conditioned upon, among other things, satisfaction of the Minimum Conditions and certain other conditions. See Section 16 (“Certain Conditions of the Offer”).

     Subject to applicable legal requirements and to the last sentence of this paragraph, Purchaser may waive any Offer Condition in Purchaser’s sole discretion and the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission. Purchaser may amend the Offer in its sole discretion. If, by the initial Expiration Date or any subsequent Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, if applicable, Purchaser may elect to (1) terminate the Offer and return all tendered Calprop Shares to tendering stockholders, (2) waive the unsatisfied conditions and, subject to any required extension, purchase all Calprop Shares validly tendered by the Expiration Date and not properly withdrawn, or (3) extend the Offer and, subject to the right of stockholders to withdraw Calprop Shares until the new Expiration Date, retain the Calprop Shares that have been tendered until the expiration of the Offer as extended. Assuming the prior satisfaction or waiver of the conditions, as applicable, Purchaser will accept for payment, and pay for, in accordance with the terms of the Offer, all Calprop Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date. In addition, it is a condition of the Offer that at least a majority of the total number of Calprop Shares outstanding, excluding Calprop Shares held by Purchaser, its affiliates and the directors and executive officers of Calprop, be validly tendered and not withdrawn, thereby requiring that a majority of the public stockholders have determined to tender their Calprop Shares in the Offer. Subject to the other terms of the Offer, if the Public Stockholder Condition is not met, Purchaser will terminate the Offer without purchasing any Calprop Shares. If the Offer is terminated or expires, Purchaser reserves the right to purchase Calprop Shares in the open market, pursuant to another offer or otherwise.

     Subject to the rights of tendering stockholders to withdraw their Calprop Shares, Purchaser will retain all tendered Calprop Shares until the Expiration Date.

     Any extension, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), which require that material changes be promptly disseminated to holders of Calprop Shares), Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to Business Wire.

     If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changes. In the Commission’s view, a tender offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that is comparable to the significance of the price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     If Purchaser extends the Offer, is delayed in its purchase of or payment for Calprop Shares (whether before or after its acceptance for payment of Calprop Shares) for any reason, then, without prejudice to the rights of Purchaser under the Offer, the Depositary may retain tendered Calprop Shares on behalf of Purchaser and such Calprop Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in Section 9 of this Offer To Purchase. The ability of Purchaser to delay the payment for Calprop Shares that Purchaser has accepted for payment is limited, however, by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer, unless the bidder elects to offer a subsequent offering period (a “Subsequent Offering Period”) under Rule l4d-11 under the Exchange Act and pays for shares tendered during the Subsequent Offering Period in accordance with that rule.

     Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, include a Subsequent Offering Period following the expiration of the Offer on the Expiration Date. Rule 14d-11 provides that a purchaser may include a Subsequent Offering Period so long as, among other things:

•	The offer was open for at least 20 business days and has expired,

•	The offer is for all outstanding shares of the class that is the subject of the Offer,

•	The purchaser accepts and promptly pays for all shares tendered during the Offer,

•	The purchaser announces the results of the offer, including the approximate number and percentage of shares deposited no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period,

•	The purchaser immediately accepts and promptly pays for shares as they are tendered during the Subsequent Offering Period, and

•	The purchaser pays the same form and amount of consideration for all shares tendered during the Subsequent Offering Period.

     A Subsequent Offering Period, if one is included, will not be an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the offer, in which stockholders may tender Calprop Shares not tendered during the Offer. Purchaser will be able to include a Subsequent Offering Period if it satisfies the conditions summarized above. In the event Purchaser elects to include a Subsequent Offering Period, it will notify stockholders consistent with the requirements of the Commission. Purchaser reserves the right to include a Subsequent Offering Period in the Offer, but does not currently intend to do so.

     Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Calprop Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Calprop Shares tendered in the Offer and accepted for payment. The same consideration, the applicable Offer Price, will be paid to stockholders tendering Calprop Shares in the Offer or in a Subsequent Offering Period, if one is included.

     Calprop has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Calprop’s stockholders. This Offer To Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Calprop Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Purchaser’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Calprop Shares.

7. Acceptance for Payment and Payment for Calprop Shares

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) and pay for Calprop Shares that are validly tendered and not properly withdrawn prior to the Expiration Date, promptly after the Expiration Date. Subject to the applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment in anticipation of the receipt of any required governmental regulatory approvals. See Sections 6, 16 and 17.

     In all cases, payment for Calprop Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	Certificates for the Calprop Shares (or a timely Book-Entry Confirmation (as defined in Section 8) with respect to the Calprop Shares);

•	The Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer of Calprop Shares, an Agent’s Message); and

•	All other documents required by the Letter of Transmittal. See Section 8.

     The term “Agent’s Message” means a message, transmitted by The Depository Trust Company (the “Book-Entry Transfer Facility”) to and received by the Depositary and forming part of a Book-Entry Confirmation, which states that:

•	The Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Calprop Shares that are the subject of such Book-Entry Confirmation;

•	Such participant has received and agrees to be bound by the terms of the applicable Letter of Transmittal; and

•	Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) tendered Calprop Shares if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of the tendered Calprop Shares for payment. In all cases, payment for Calprop Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to the tendering stockholders whose Calprop Shares have been accepted for payment. If, for any reason, acceptance for payment of any Calprop Shares tendered pursuant to the offer is delayed, or Purchaser is unable to accept for payment Calprop Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights described in Section 16, the Depositary may, nevertheless, on behalf of Purchaser, retain the tendered Calprop Shares, and such Calprop Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 9 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

     Under no circumstances will interest accrue on the consideration to be paid for the Calprop Shares by Purchaser, regardless of any delay in making such payment.

     If any tendered Calprop Shares are not purchased for any reason or if certificates are submitted for more Calprop Shares than are tendered, certificates for the Calprop Shares not purchased or tendered will be returned pursuant to the instructions of the tendering stockholder without expense to the tendering stockholder (or, in the case of Calprop Shares delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 8, the Calprop Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility) as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Share pursuant to the Offer, Purchaser will pay the increased consideration for all Calprop Shares purchased pursuant to the Offer, whether or not the Calprop Shares were tendered prior to the increase in consideration.

8. Procedures for Tendering Calprop Shares

     Valid Tenders. For Calprop Shares to be validly tendered pursuant to the Offer, either:

•	The appropriate Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of Calprop Shares, an Agent’s Message), and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer To Purchase prior to the Expiration Date and either (a) certificates representing tendered Calprop Shares must be received by the Depositary at any one of those addresses prior to the Expiration Date or (b) the Calprop Shares must be delivered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date; or

•	The tendering stockholder must comply with the guaranteed delivery procedures set forth below.

     If certificates for Calprop Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) must accompany each such delivery. No alternative, conditional or contingent tenders will be accepted.

     The method of delivery of certificates for Calprop Shares, the Letter of Transmittal and any other required documents is at the option and sole risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If delivery is made by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     Book-Entry Transfer. The Depositary has established an account with respect to the Calprop Shares at the Book-Entry Transfer Facility for purposes of the Offer. Any financial institution that is a participant in the Book-Entry

     Transfer Facility system may make book-entry delivery of Calprop Shares by causing the Book-Entry Transfer Facility to transfer the Calprop Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. Although delivery of the Calprop Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer To Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Calprop Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to as a “Book-Entry Confirmation.”

     Delivery of the Letter of Transmittal or other documents to the Book-Entry Transfer Facility does not constitute delivery of the Letter of Transmittal or such other documents to the Depositary.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal:

•	If the Letter of Transmittal is signed by the registered stockholder of Calprop Shares tendered therewith (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility system whose name appears on a security position listing as the owner of the Calprop Shares) and such registered stockholder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	If such Calprop Shares are tendered for the account of a financial institution (including most commercial banks, savings and loans associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an “Eligible Institution”).

     In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

     If the certificates representing Calprop Shares are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or if certificates for Calprop Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates representing Calprop Shares must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name or names of the registered stockholder or owners appears on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as described above and as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder wishes to tender Calprop Shares pursuant to the Offer and the Shareholder’s certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to be received by the Depositary prior to the Expiration Date, the Calprop Shares may nevertheless be tendered if all the following guaranteed delivery procedures are complied with:

•	The tender is made by or through an Eligible Institution;

•	A properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser with this Offer To Purchase, is received by the Depositary as provided below prior to the Expiration Date; and

•	The certificates for all tendered Calprop Shares in proper form for transfer or a Book-Entry Confirmation with respect to all tendered Calprop Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees (or, in the case of a book-entry transfer of Calprop Shares, an Agent’s Message) in connection with a book-entry transfer of Calprop Shares, and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery. A Nasdaq trading day is any day on which the Nasdaq Stock Market, Inc.’s (“Nasdaq”) National Market is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include an endorsement by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery and a representation that the stockholder on whose behalf the tender is being made is deemed to own the Calprop Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act.

     Notwithstanding any other provision of this Offer To Purchase, payment for Calprop Shares accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of certificates for (or Book-Entry Confirmation with respect to) the Calprop Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with all required signature guarantees (or, in the case of a book-

entry transfer, an Agent’s Message) and all other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time, and will depend upon when Share certificates are received by the Depositary or Book-Entry Confirmations of such Calprop Shares are received into the Depositary’s account at the Book-Entry Transfer Facility.

     Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding (currently 30%) of the payments made to stockholders with respect to the purchase price of Calprop Shares purchased pursuant to the Offer, a stockholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup federal income tax withholding by completing the substitute Form W-9 included in the Letter of Transmittal. See Section 5 above and Instruction 10 of the Letter of Transmittal.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Calprop Shares pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Calprop Shares determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of Calprop Shares. Purchaser also reserves the absolute right to waive or amend any or all of the Offer Conditions. Subject to the other terms of the Offer, if the Public Stockholder Condition is not met, Purchaser will terminate the Offer without purchasing any Calprop Shares, although it reserves the right to purchase Calprop Shares in the open market, pursuant to another offer or otherwise if it terminates this offer, which it has the right to do at any time if any of the conditions set forth in Section 16 (“Certain Conditions of the Offer”) is not met.

     Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter(s) of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Calprop Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Appointment as Proxy. By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Purchaser as its attorneys-in-fact and proxies, with full power of substitution and resubstitution, in the manner set forth in the Letter of Transmittal, to the full extent of the stockholder’s rights with respect to the Calprop Shares tendered by the stockholder and purchased by Purchaser and with respect to any and all other Calprop Shares or other securities issued or issuable in respect of those Calprop Shares, on or after the date of the Offer. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Calprop Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts the Calprop Shares for payment. Upon acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to the Calprop Shares (and any other Calprop Shares or other securities so issued in respect of such purchased Calprop Shares) will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the stockholder. The designees of Purchaser will be empowered to exercise all voting and other rights of the stockholder with respect to such Calprop Shares (and any other Calprop Shares or securities so issued in respect of such purchased Calprop Shares) as they in their sole discretion may deem proper, including without limitation in respect of any annual or special meeting of the stockholders, or any adjournment or postponement of any such meeting.

     Purchaser reserves the absolute right to require that, in order for Calprop Shares to be validly tendered, immediately upon Purchaser’s acceptance for payment of the Calprop Shares, Purchaser must be able to exercise full voting and other rights with respect to the Calprop Shares, including voting at any meeting of stockholders then scheduled.

     Purchaser’s acceptance for payment of Calprop Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

9. Withdrawal Rights

     Tenders of Calprop Shares made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 9. Calprop Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser as provided in this Offer To Purchase, may also be withdrawn at any time after April 21, 2005 (or such later date as may be applicable if the Offer is extended).

     If Purchaser extends the Offer, is delayed in its purchase of or payment for Calprop Shares (whether before or after its acceptance for payment of Calprop Shares) for any reason, then, without prejudice to the rights of Purchaser under the Offer, the Depositary may retain tendered Calprop Shares on behalf of Purchaser and such Calprop Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 9.

     The ability of Purchaser to delay the payment for Calprop Shares that Purchaser has accepted for payment is subject to the provisions of Rule 14e-l(c) under the Exchange Act, which requires that Purchaser pay the consideration offered or return the Calprop Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer, unless Purchaser elects to offer a Subsequent Offering Period under Rule 14d-11 under the Exchange Act and pays for Calprop Shares tendered during the Subsequent Offering Period in accordance with that rule. See Section 6.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer To Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Calprop Shares to be withdrawn, the number of Calprop Shares to be withdrawn and the name of the registered stockholder, if different from that of the person who tendered the Calprop Shares. If certificates evidencing Calprop Shares have been delivered or otherwise identified to the Depositary then, prior to the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Calprop Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Calprop Shares tendered for the account of an Eligible Institution). If Calprop Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 8, the notice of withdrawal must specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Calprop Shares.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. No withdrawal of Calprop Shares will be deemed to have been made properly until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

     Any Calprop Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 8.

     No withdrawal rights will apply to Calprop Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Calprop Shares tendered in the Offer and accepted for payment. See Section 6.

10. Price Range of the Calprop Shares; Dividends on the Calprop Shares

     The Calprop Shares are quoted on the OTC Bulletin Board under the symbol “CLPO.” The following table sets forth, for the periods indicated, the reported high and low bid and asked quotations for the Calprop Shares, together with the volume of Calprop Shares traded, each as reported by IDD Information Services, Tradeline®, during the indicated periods:

	High	Low	Reported
	Bid	Bid	Volume
2003
First Quarter	$0.89	$0.60	47,500
Second Quarter	0.72	0.28	76,700
Third Quarter	0.70	0.15	92,400
Fourth Quarter	0.65	0.15	84,070

2004

First Quarter	0.51	0.26	9,120
Second Quarter	0.51	0.22	21,180
Third Quarter	0.28	0.12	49,520
Fourth Quarter	0.17	0.08	154,680

2005

First Quarter (through March 21, 2005)	0.27	0.19	37,510

     On March 21, 2005, a recent trading day prior to the commencement of this Offer, the closing quotations for Calprop common stock as reported by IDD Information Services, Tradeline® were $0.25 bid and $0.51 asked per Share. Stockholders may wish to consider obtaining current market quotations for Calprop Shares. We caution you, however, that there is very little trading activity for Calprop Shares and, accordingly, published market quotations are not necessarily reliable indications of the value of the Calprop Shares.

     Calprop has not paid cash dividends on its Calprop Shares over the past five years and does not anticipate paying cash dividends in the foreseeable future if it remains a publicly held company.

11. Certain Information Concerning Calprop

     General Information. Calprop is a California corporation having its principal executive offices at 13160 Mindanao Way, Suite 180, Marina del Rey, California 90292. Calprop was incorporated under California law in 1961, reincorporated in Delaware in 1986 and reincorporated in California in 1993. Calprop completed its initial public offering of common stock in February 1971.

     Calprop designs, constructs and sells single-family detached homes, and town homes in condominium or planned unit developments. It selects and acquires the site, obtains governmental approvals entitling Calprop to construct and sell homes, secures construction financing, and constructs and sells homes. Calprop also sells improved lots and, in recent years, has acquired properties, commenced the entitlement process for the construction of single-family homes on those properties and then sold the properties prior to completion of the entitlement process or construction and sale of individual homes. In order to adapt to changing market conditions and to control its overhead expenses, Calprop performs its construction activities through independent subcontractors under the direction of on-site construction supervisors employed by Calprop rather than employing a permanent construction work force. Calprop does not generally finance the purchase of the homes constructed and sold by it. Calprop has also designed, constructed and leased apartments and town homes. Calprop’s operations have primarily been in California. It has also had development projects in Colorado.

     Historical Financial Information. Financial information relating to Calprop, including audited financial statements, is contained in Calprop’s Annual Report on Form 10-K for 2003, as amended, filed by Calprop with the SEC. Additional financial and other information, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, is included in Calprop’s Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 and in additional financial information is included in other documents filed by Calprop with the SEC. The financial statements contained on pages 25 through 48 of Calprop’s 2003 Form 10-K and on pages 2 through 12.2 of each of Calprop’s March, June and September 2004 Forms 10-Q/A are incorporated herein by reference. Calprop’s stockholder deficit per common share as of September 30, 2004 was $(1.11). Calprop historically has not reported a ratio of earnings to fixed charges. Such reports and other documents are available for inspection and copies are obtainable in the manner set forth below under “Available Information.”

     Available Information. Calprop is subject to the informational filing requirements of the Exchange Act. In accordance with the Exchange Act, Calprop files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Purchaser is required to disclose in such proxy statements certain information, as of particular dates, concerning Calprop’s directors and officers, their remuneration, stock options granted to them, the principal holders of Calprop’s securities and any material interest of those persons in transactions with Calprop. Such reports, proxy statements and other information may be inspected at the Commission’s office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained upon payment of the Commission’s prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, or through the Commission’s website (http://www.sec.gov).

     Although Purchaser does not believe as of the date of this Offer To Purchase that any statements contained herein based upon such documents are untrue in any material respect, none of Purchaser, the Depositary or any Purchaser filing person assumes any responsibility for the accuracy or completeness of the information concerning Calprop, furnished by Calprop, or contained in the documents and records referred to herein or for any failure by Calprop to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or such other persons.

12. Certain Information Concerning Purchaser

     Purchaser is a California corporation that was organized solely to acquire outstanding Calprop Shares and has not conducted any unrelated activities since its organization. All of the outstanding capital stock of Purchaser is currently owned by Victor Zaccaglin. The Purchaser filing persons referred to herein will, upon contribution of their Calprop shares after completion of this Offer, also become stockholders of Purchaser. The business address of Purchaser is 13160 Mindanao Way, Suite 180, Marina del Rey, California 90292.

     Victor Zaccaglin is the chief executive officer and sole director of Purchaser and Purchaser has no other officers. Mr. Zaccaglin is a United States citizen. His business address is 13160 Mindanao Way, Suite 180, Marina Del Rey, California 90292; telephone: (310)-306-4314. John Curci, Sr., who will be the other principal stockholder of Purchaser upon contribution of his Calprop shares to Purchaser after completion of this Offer, will not be an officer or director of Purchaser. Mr. Curci is also a United States citizen. His business address is P.O. Box 1549, Newport Beach, California 92659-1549; telephone: (949)-673-1060.

     Except as set forth elsewhere in this Offer To Purchase:

•	None of the Purchaser filing persons:

•	Beneficially owns or has a right to acquire any Calprop Shares or any other equity securities of Calprop,

•	Has effected any transaction in the Calprop Shares or any other equity securities of Calprop during the past 60 days, or

•	Has any agreement, arrangement or understanding with any other person with respect to any securities of Calprop (including any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

•	There have been no transactions that would require reporting under the rules and regulations of the Commission between the Purchaser filing persons or any of their respective subsidiaries or, to the knowledge of the Purchaser filing persons, any of the persons listed in Schedule I hereto, on the one hand, and Calprop or any of its executive officers, directors or affiliates, on the other hand.

•	There have been no material contacts, negotiations or transactions between the Purchaser filing persons or any of their respective subsidiaries or, to the knowledge of the Purchaser filing persons on the one hand, and Calprop or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation, acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     During the last five years, none of the Purchaser filing persons (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     Calprop, including certain of its officers and employees, have provided information concerning Calprop and clerical assistance to Mr. Zaccaglin and Purchaser in connection with preparation of the Offer. In addition, Calprop has agreed to pay the fee and expenses of Duff & Phelps relating to its evaluation of the fairness to the public stockholders from a financial point of view of the price offered for Calprop Shares in the Offer and the Merger, and 75% of the legal and other costs incurred in connection with the Offer and the Merger. None of the Purchaser filing persons has proposed or has used or will employ or use any officer, employee or assets of Calprop in connection with the Offer.

13. Source and Amount of Funds

     The total amount of funds required by the Purchaser to pay the aggregate purchase price to be paid pursuant to the Offer and the Merger, to cash out the options pursuant to the Merger and to pay the fees and expenses related to the Offer and the Merger is estimated to be $1,261,655.50. Purchaser plans to fund the purchase price for the Calprop Shares through cash to be contributed to Purchaser by its current sole stockholder, Victor Zaccaglin. The Offer and the Merger are not subject to any financing conditions.

14. Forward-Looking Statements

     The matters disclosed under the headings Section 1 (“Background of the Offer”), Section 2 (“Fairness to Unaffiliated Stockholders”) and Section 11 (“Certain Information Concerning Purchaser”) contain forward-looking statements that involve risks and uncertainties. Stockholders are cautioned that, in addition to the factors set forth under these headings, the following factors may cause Purchaser’s actual financial results and performance to differ materially from the results and performance expressed in such forward-looking statements:

•	Increases in general market interest rates or adverse developments in the housing market in Southern California may result in Calprop not being able to develop and sell single family residential properties on a profitable basis;

•	In view of Calprop’s substantial deficit in stockholders equity and adverse operating results, Calprop may not be able to obtain financing required for future projects;

•	Calprop may have difficulty in acquiring real estate that is suitable for development, construction and sale of residential housing at prices and on other terms that will enable it to conduct profitable operations;

•	Calprop could incur substantial liabilities and legal costs in defending against liability claims arising out of warranties it has given or is deemed to have given in connection with the construction and sale of residential housing, which liabilities and costs could exceed the amounts of insurance coverage that Calprop maintains against such risks;

•	delays in obtaining required governmental approvals, including both land use and environmental approvals, or failure to obtain such approvals could adversely affect Calprop’s existing and proposed future development projects;

•	delays in construction due to weather, availability of materials and subcontractors or other causes could increase the costs of construction of Calprop’s projects, as could increases in the costs of lumber or other required materials for construction of houses;

•	uncertainties relating to Calprop’s future results of operations in light of uncertain business conditions;

•	the risk factors and other matters described in Calprop’s reports on Form 10-K and Form 10-Q and other documents filed from time to time with the SEC.

15. Dividends and Distributions

     While Purchaser does not anticipate that any of the following will be considered to occur, if after the date hereof Calprop:

•	Splits, combines or otherwise changes the Calprop Shares or its capitalization,

•	Acquires Calprop Shares or otherwise causes a reduction in the number of Calprop Shares,

•	Issues or sells additional Calprop Shares (other than the issuance of Calprop Shares reserved for issuance as of the date hereof under option and employee stock purchase plans in accordance with their terms) or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or

•	Discloses that it has taken such action,

then, without prejudice to Purchaser’s rights under Section 16, Purchaser, in its sole discretion, may make such adjustments in the Offer Price and other terms of the Offer as it deems appropriate to reflect such split, combination or other change or action, including, without limitation, the Minimum Conditions or the number or type of securities offered to be purchased.

     If after the date hereof Calprop declares or pays any dividend on the Calprop Shares or any distribution (including, without limitation, the issuance of additional Calprop Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Calprop Shares that is payable or distributable to stockholders of record on a date prior to the transfer into the name of Purchaser or its nominees or transferees on Calprop’s stock transfer records of the Calprop Shares purchased pursuant to the Offer, and if Calprop Shares are purchased in the Offer, then, without prejudice to Purchaser’s rights under Section 16:

•	The Offer Price shall be reduced by the amount of any such cash dividend or cash distribution, and

•	Any such non-cash dividend, distribution, issuance, proceeds or rights to be received by the tendering stockholders will:

•	Be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or

•	At the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance, proceeds or rights and may withhold the entire purchase price or deduct from the purchase price the amount of value thereof, as determined by Purchaser in its sole discretion.

16. Certain Conditions of the Offer

     Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser’s right to extend and/or amend the Offer at any time prior to the expiration of the Offer in its sole discretion, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Calprop Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of and amend or terminate the Offer as to any Calprop Shares not then paid for if, as of the Expiration Date of the Offer (whether or not any Calprop Shares have theretofore been accepted for payment or paid for pursuant to the Offer), there shall not have been validly tendered and not withdrawn a sufficient number of Calprop Shares to satisfy the Minimum Conditions.

     Furthermore, notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser’s right to extend and/or amend the Offer at any time in its sole discretion, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Calprop Shares not theretofore accepted for payment or paid for, and may amend or terminate the Offer, if, prior to the Expiration Date of the Offer and in the reasonable judgment of Purchaser, any of the following conditions exists:

1.	An injunction, order, statute, law or other action shall have been entered or made applicable, or threatened, which in any such case (1) restrains or prohibits the making or consummation of the Offer or the Merger or (2) adversely affects any right of ownership of the Calprop Shares or the operation of any portion of the business or assets of Calprop; or

2.	There shall be instituted, pending or threatened any action or proceeding before any governmental entity based in whole or in part on the offer, the Merger, the Share Purchase Agreement, or any other transaction referred to in this Offer To Purchase which Purchaser reasonably determines to be material; or

3.	There shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (3) a material adverse change in United States or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, or (4) the commencement of a war, armed hostilities or other international or national calamity, including without limitation incidents of terrorism, directly or indirectly involving or affecting the United States (or, in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof) that Purchaser reasonably determines is material to the business of Calprop; or

4.	Purchaser determines that (1) any event, change or development shall have occurred after the date of the commencement of the Offer that could reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of Calprop or the value of the Calprop Shares (excluding the effect of general economic changes, or changes in the U.S. financial markets generally); or

5.	Unless Purchaser shall have consented thereto in writing, neither Calprop or any of its subsidiaries shall have (1) issued, distributed, pledged or sold, or authorized, proposed or announced the issuance, distribution, pledge or sale of (A) any shares of capital stock (including without limitation the Calprop Shares), or securities convertible into any such shares, or any rights, warrants, or options to acquire any such shares or convertible securities, other than Calprop Shares issued or sold upon the exercise (in accordance with the present terms thereof) of employee stock options or (B) any other securities in respect of, in lieu of, or in substitution for Calprop Shares, (2) declared or paid any dividend or distribution on any shares of capital stock or issued, or authorized, recommended or proposed the issuance of, any other distribution in respect of the Calprop Shares, whether payable in cash, securities or other property, or altered or proposed to alter any material term of any outstanding security, (3) incurred any indebtedness for borrowed money, (4) authorized, recommended, proposed or publicly announced its intention to enter into (or received any proposal from any Person with respect to) any merger, consolidation, liquidation, dissolution, business combination, or sale of all or any material portion of its assets or securities, (5) proposed, adopted or authorized any amendment to its Articles of Incorporation, or (6) agreed in writing or otherwise to take any of the foregoing actions; or

6.	Calprop or any of its subsidiaries shall be in default under or in respect of any indebtedness for borrowed money, capitalized lease obligation, real estate lease or guarantee or other obligation in respect of any of the foregoing of any other person other than Victor Zaccaglin or John Curci; or

7.	(1) Calprop or any of its subsidiaries shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (2) Calprop or any of its subsidiaries shall make a general assignment for the benefit of its creditors; or (3) there shall be commenced against Calprop or any of its subsidiaries any case, proceeding or other action of a nature referred to in clause (1) above that (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded; or (4) there shall be commenced against Calprop or any of its subsidiaries any case, proceeding or other action seeking issuance of a warrant of attachment, execution, restraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal, or (5) Calprop or any of its subsidiaries shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (1), (2), (3) or (4) above; or (6) Calprop or any of its subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

8.	Purchaser shall have determined that options or other rights to purchase Calprop Shares shall not terminate prior to or as of the completion of the Merger; or

9.	Purchaser shall fail to receive any governmental or third party consents and approvals to consummate the Offer which, if not received, would individually or in the aggregate reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of Calprop; or

10.	Purchaser and Calprop shall have entered into an agreement that the Offer be terminated, Purchaser shall have entered into an agreement with Calprop providing for the termination of the Offer or a merger or other business combination with Calprop or another person with sufficient capital resources shall have made a good faith offer to acquire a majority of the Calprop Shares; or

11.	Neither the board of directors of Calprop nor any committee thereof shall have recommended rejection of the offer.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Purchaser in whole or in part at any time prior to expiration of the Offer, in each case, in the sole judgment of Purchaser. Subject to the other terms of the Offer, if the Public Stockholder Condition is not met, Purchaser will terminate the Offer without purchasing any Calprop Shares. If the Offer is terminated or expires, Purchaser reserves the right to purchase Calprop Shares in the open market, pursuant to another offer, directly from Calprop or otherwise.

     A public announcement may be made of a material change in, or waiver of, such conditions, to the extent required by Rules 14d-4(c) and 14d-6, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

     Purchaser acknowledges that the Commission believes that:

•	If Purchaser is delayed in accepting the Calprop Shares it must either extend the Offer or terminate the Offer and promptly return the Calprop Shares; and

•	The circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to most required regulatory approvals.

17. Certain Legal Matters and Regulatory Approvals

     Except as described in this Offer To Purchase, Purchaser is not aware of any license or regulatory permit that appears to be material to the business of Calprop and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser’s acquisition of Calprop Shares as contemplated in this Offer To Purchase or of any approval or other action by any governmental authority that would be required for the acquisition or ownership of Calprop Shares by Purchaser as contemplated in this Offer To Purchase. Should any such approval or other action be required, Purchaser presently contemplates that such approval or other action will be sought.

There can be no assurance, however, that any such approval or other action, if needed, would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Calprop’s business or that certain parts of Calprop’s business might not have to be disposed of if such approvals were not obtained or other actions were not taken in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Calprop Shares tendered. See Section 16 above for certain conditions to the Offer.

     Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer To Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more state takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Merger, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser may be unable to accept for payment or purchase Calprop Shares tendered pursuant to the Offer or may be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Calprop Shares tendered. See Section 16.

     Antitrust. Purchaser believes that the acquisition of Calprop Shares pursuant to the Offer and the Merger would not violate any applicable antitrust laws. Purchaser believes that the acquisition by Purchaser of the voting securities of Calprop is exempt from the reporting requirements contained in the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Nevertheless, there can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

18. Fees and Expenses

     Mellon Investor Services LLC has been engaged as the Depositary to receive, process and hold Calprop Shares tendered in response to the Offer. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, Purchaser will not pay any fees or commissions to any broker dealer or other person for soliciting tenders of Calprop Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

     Calprop will be responsible for paying all expenses related to its role in the Offer, including the engagement of Duff & Phelps. The following table presents the estimated fees and expenses to be incurred by Purchaser in connection with the Offer and the Merger:

Legal Fees	$160,000
Depositary	$25,000
Printing and Mailing	$2,5000
Information Agent Fees	$5,000
Miscellaneous	$500

Total	$194,000

19. Miscellaneous

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) stockholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to stockholders in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

     Purchaser has filed the Schedule TO with the Securities and Commission pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 thereunder, containing certain additional information with respect to the Offer. The Schedule TO and any amendments to the Schedule TO, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 11 above (except that they will not be available at the regional offices of the Commission).

     No person has been authorized to give any information or to make any representation on behalf of Purchaser not contained in this Offer To Purchase or in the Letter of Transmittal and, if given or made, the information or representation must not be relied upon as having been authorized.

     Neither the delivery of this Offer To Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Purchaser, Calprop or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer To Purchase.

NewCal Corporation

April 20, 2005

ANNEX I

GENERAL CORPORATION LAW OF CALIFORNIA

Corporations Code Section 1300-1313

1300. (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

     (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

     (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

     (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

     (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, “dissenting shareholder” means the record holder of dissenting shares and includes a transferee of record.

1301. (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303. (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304. (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305. (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

1306. To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307. Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308. Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309. Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

     (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

     (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

     (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

1310. If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311. This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312. (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

1313. A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

ANNEX II

FAIRNESS OPINION OF DUFF & PHELPS, LLC

[DUFF & PHELPS, LLC LETTERHEAD]

February 23, 2005

Special Committee of the Board of Directors
Calprop Corporation
13160 Mindanao Way Suite 180
Marina Del Rey, CA 90292

Dear Members of the Special Committee:

     The Board of Directors of Calprop Corporation (“Calprop” or the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor to provide an opinion (the “Opinion”) as to the fairness to the public shareholders of Calprop, from a financial point of view, of the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder). For the purpose of this analysis, the term “Public Shareholders” is defined as including all owners of Calprop common stock other than Mr. Victor Zaccaglin, Calprop’s Chairman and CEO, Mr. John Curci, Sr., and members of their respective families and their affiliates. Previously, Duff & Phelps has not provided financial advisory services to the Company, Mr. Zaccalin or Mr. Curci.

Description of the Proposed Transaction

     It is our understanding that a newly formed company, NewCal Corporation (“NewCal”), is offering to purchase all of the outstanding common stock of Calprop not owned by Mr. Zaccaglin, Mr. Curci or members of their respective families and their affiliates, for cash consideration of $0.65 per share. Mr. Zaccaglin, Mr. Curci, and members of their respective families and their affiliates (collectively the “Control Shareholders”), are the beneficial owners of approximately 83% of the outstanding common stock of Calprop. It is our further understanding that the Control Shareholders will contribute all of their Calprop shares to NewCal in exchange for 100% of the common stock of NewCal. Subject to a majority of the Public Shareholders tending their Calprop stock, and NewCal owning at least 90% of Calprop stock after the tender offer, NewCal will be merged into Calprop, and Calprop will cease to be publicly traded. Any shares not tendered will be converted into the right to receive a cash payment of $0.65 per share.

Scope of Analysis

     In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Our due diligence with

Special Committee of the Board of Directors
Calprop Corporation
February 23, 2005

regards to the Proposed Transaction included, but was not limited to, the items summarized below.

1.	Conducted meetings with current and former members of the senior management team of Calprop at the Company’s offices in Marina del Rey, California, including Victor Zaccaglin, Chairman and CEO; Henry Nierodzik, Chief Accounting Officer; Mark Spiro, former Chief Financial Officer; Curtis Gullet, former Vice President, and Steve Petch, Purchasing Manager;

2.	Held meetings with Henry Nierodzik and Barry Glaser in their capacity as directors of Calprop and members of the Special Committee, along with Ted Guth of Guth Christopher, LLC, counsel to Duff & Phelps;

3.	Visited the Company’s Murrieta Farms, Smolin and Winkler properties on September 23, 2004 with Messrs. Zaccaglin, Gullet, and Petch;

4.	Met with Scott Woodside, President of Drake Development, LLC (and an affiliated company of Mr. Zaccaglin, Mr. Curci and Calprop), to discuss the potential build-out of the Murrieta Farms and Smolin properties and the corresponding property presentations prepared by Mr. Woodside;

5.	Reviewed Calprop’s financial statements and SEC filings, including the annual report on Form 10-K for the year ended December 31, 2003 and quarterly reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2004;

6.	Reviewed Calprop’s internal trial balance financial report as of December 31, 2004;

7.	Reviewed correspondence between the Company and potential investors/acquirors of Calprop;

8.	Reviewed Calprop’s detailed 2005 monthly cash flow projection;

9.	Reviewed escrow agreements regarding the purchase of the Company’s Murrieta Farms property including related amendments;

10.	Reviewed escrow agreements regarding the sale of the Company’s Winkler property, including the related promissory note and amendments;

11.	Reviewed the letter of intent regarding the sale of the Company’s Smolin property to KB Home Coastal, Inc. dated September 13, 2004;

12.	Reviewed a summary analysis, prepared by Calprop management, regarding the amount and timing of required expenditures to meet necessary conditions to closing and/or release of all escrowed funds with respect to the Winkler property;

Special Committee of the Board of Directors
Calprop Corporation
February 23, 2005

13.	Reviewed the various promissory notes evidencing the Company’s indebtedness;

14.	Reviewed a summary schedule of Calprop’s contingent assets and liabilities prepared by Calprop management;

15.	Reviewed a copy of the Wilshire Consultants, LLC report dated June 1, 2004 regarding an operational review of Calprop Corporation;

16.	Reviewed Victor Zaccaglin’s written proposal to the Special Committee, dated as of January 24, 2005, offering to pay $0.25 per share net to the selling shareholders as part of a going private transaction;

17.	Reviewed Mr. Zaccaglin’s updated written proposal (“Offer Letter”) to the Special Committee, dated as of February 17, 2005, offering to pay $0.65 per share net to the selling shareholders as part of a going private transaction;

18.	Reviewed the draft Offer to Purchase for Cash All Outstanding Shares of Common Stock of Calprop Corporation, dated January 19, 2005 (“Offer to Purchase”);

19.	Analyzed market trading data with respect to Calprop common stock;

20.	Reviewed certain additional information and prepared other studies and analyses as we deemed appropriate.

     Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or otherwise as tax advice or as accounting advice. Duff & Phelps has not taken into consideration any potential value that may be attributed to any unasserted legal claims that the Company may have, and valued the net operating losses of the Company based on the assumption that they were transferred outside of bankruptcy to an unrelated buyer and hence were subject to the limitations of Section 382 of the Internal Revenue Code. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the shares after completion of the Proposed Transaction. In rendering this Opinion, Duff & Phelps relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

Special Committee of the Board of Directors
Calprop Corporation
February 23, 2005

     In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed. Duff & Phelps’ Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction. Neither Company management nor its Board of Directors placed any limitation upon Duff & Phelps with, respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

     In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Duff & Phelps has also assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Offer Letter and draft Offer to Purchase.

     The basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes.

     To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.

     Duff & Phelps has prepared this Opinion effective as of February 23, 2005. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.

     This letter should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

     It is understood that this Opinion is for the information of the Special Committee in connection with its consideration of the Proposed Transaction and may not be used for any other purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the

Special Committee of the Board of Directors
Calprop Corporation
February 23, 2005

Proposed Transaction and you may summarize or otherwise reference the existence of this Opinion in such documents provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. This Opinion is not a recommendation as to how any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances. Instead, it merely states whether the price in the Proposed Transaction is within a range suggested by certain financial analysis. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.

Conclusion

     Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Proposed Transaction is fair to the Public Shareholders of Calprop from a financial point of view (without giving effect to any impacts of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

Respectfully submitted,

DUFF & PHELPS, LLC

ANNEX III

CALPROP 2005 CASH FLOW PROJECTION

     The following projection of cash flow for Calprop Corporation for 2005 was prepared by the management of Calprop as of January 2005, based on the information available to Calprop management at that time, solely at the request of Duff & Phelps, LLC in connection with the analysis by that firm of the tender offer to which this Offer to Purchase relates. While management believes it used reasonable efforts in the preparation of this projection, it is inherently subject to substantial uncertainty and should not e relied upon as an accurate prediction of the actual revenues, expenses, cash flows and cash positions that Calprop will experience over the projection period. In this connection, for example, the $5,400,000 payment relating to the Winkler Property, projected to be received in February, 2005 has been delayed and is now expected to be received in May 2005, although there can be no assurance that such payment will be received by that time, or at all. It is now also expected that the $3,000,000 payment relating to the Winkler Property projected to be received in April 2005 will not be received prior to late May or early June 2005. Due principally to this delay in the receipt of the Winkler Property payment, payment of certain expenses, totaling approximately $194,000 to date, has been deferred and it is expected that certain of the projected debt repayments will also be deferred, which will result in an increase in interest expense, as compared with the projected amounts. It is now also expected that receipt of the $1,250,000 of loan proceeds on the Smolin Property projected to be received in May will be deferred by two or more months.

III-1

Calpro
Estimated Cash Flow to April, 2005

	January	February	March	April	May	June	July	August	Sept.	Oct.	Nov.	Dec.	Total

Revenue
Winkler Sale		5,400,000		3,000,000									8,400,000
Silverie Judgement	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60,000
RGC Courthomes		33,247											33,247
Misc. Receivable				8,500									8,500
Smolin/Alta Collina (A)					1,250,000								1,250,000
Drake Mgmt. Fee					16,000	16,000	16,000	33,333	33,333	33,333	50,000	50,000	247,999

Total Revenue	5,000	5,438,247	5,000	3,013,500	1,271,000	21,000	21,000	38,333	38,333	38,333	55,000	55,000	9,999,746

Expenses

Payroll	28,144	28,144	28,144	42,216	28,144	28,144	28,144	28,144	42,216	28,144	28,144	28,144	365,872
Incentive Retention				24,300									24,300
Benefits	5,629	5,629	5,629	8,443	5,629	5,629	5,629	5,629	8,443	5,629	5,629	5,629	73,174
Rent & Storage	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	90,000
Fairness Opinion	72,500												72,500
Audit/Tax		7,500		47,000	36,000		7,000			5,000			102,500
Upgrade Computers		15,000											15,000
Legal	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000
Legal - Privatization	23,000	23,000											46,000
Transfer Agent		35,000	3,000										38,000
Insurance - GNL	13,697	13,697	13,697	13,697	13,697	48,817	15,067	15,067	15,067	15,067	15,067	15,067	207,704
Insurance - D & O (B)	5,911	5,911	5,911	5,911	5,911	5,911	5,911	5,911	5,911	5,911	5,911	5,911	70,932
Workers Comp.	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Other	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	48,000
Other -Parkland Farms (D)			108,417										108,417

Total Expenses	176,381	161,381	192,298	169,067	116,881	116,001	89,251	82,251	99,137	87,251	82,251	82,251	1,454,399

Interest
5,000,000 Curci	56,250	56,250	4,500	4,500									121,500
1,398,000 Smolin	15,000	15,000	15,000	15,000									60,000
Preferred Curci	4,166	4,166	4,166	4,166	4,166	4,166	4,166	4,166	4,166	4,166	4,166	4,174	50,000
Preferred Zaccaglin	4,166	4,166	4,166	4,166	4,166	4,166	4,166	4,166	4,166	4,166	4,166	4,174	50,000
LOC Zaccaglin	16,666	16,666	16,666	16,666	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	166,664
300,000 Deluca	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	30,000
300,000 Moore	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	30,000
40,000 Speight	333	333	333	333	333	333	333	333	333	333	333	337	4,000

Total Interest	101,581	101,581	49,831	49,831	26,165	26,165	26,165	26,165	26,165	26,165	26,165	26,185	512,164

Note Repayment
5,000,000 Curci		5,400,000		376,050									5,776,050
1,398,000 Smolin				1,000,000	557,000								1,557,000
Colorado Curci ( C )				775,000									775,000
LOC Zaccaglin				500,000									500,000

Total Note Repay	0	5,400,000	0	2,651,050	557,000	0	0	0	0	0	0	0	8,608,050

Cash Flow In (Out)	(272,962)	(224,715)	(237,129)	143,552	570,954	(121,166)	(94,416)	(70,083)	(86,969)	(75,083)	(53,416)	(53,436)	(574,867)
Cumulative	(272,962)	(497,677)	(734,805)	(591,254)	(20,299)	(141,465)	(235,881)	(305,964)	(392,933)	(468,016)	(521,432)	(574,867)

(A)	Represents possbile loan received on Smolin project land to be used in joint venture called Alta Collina.

(B)	Assumes D & O insurance will no longer be needed if Calprop goes private.

(C)	From Colorado cashflow worksheet

(D)	Certain checks have been held back for Parkland Farms. These would need to be released at some point.

III-2

Colorado
Estimated Cash Flow to April, 2005

			Apr. 30, 2004
	Nov. 31, 2004	Accrual	Total

Warranty	157,691	13,000	170,691

Note Payable

12% Curci Turner	2,156,972	107,849	2,264,821
Imperial Bank	674,489	20,000	694,489

Homes

		Est. Closing	Est. Sales	% Complete	Est. Cost
Lot #		Date	Price	At Nov. 12	to Finish

	6	Jan., 05	229,445	66	45,626
	7	Dec., 04	239,000	68	45,412
	8	Feb., 05	241,345	30	75,404
	9	Dec., 04	239,645	73	37,517
	89	Jan., 05	223,245	90	12,173
	90	Dec., 04	247,751	99	3,765
	91	Jan., 05	229,245	73	29,680
	92	Jan., 05	244,700	75	23,842
	93	Jan., 05	246,345	72	50,706
	94	Feb., 05	214,900	36	58,278
	95	Feb., 05	243,845	56	61,270
	96	Dec., 04	245,277	48	60,502
	10	Jan., 05	240,000	100	0

			3,084,743		504,175

Less: 10% SG & A			(308,474)

Net Proceeds			2,776,269

Expenses	Jan.,05	Feb., 05	March, 05	April, 05	Total

Payroll	11,460	11,460	11,460	40,110	74,490
Benefits	2,290	2,290	2,290	2,290	9,160
Other	300	300	300	300	1,200

Total	14,050	14,050	14,050	42,700	84,850

		Yrs. Of	Estimated	April		Equivalent
Employee	Hire Date	Service	Vac. Bal.	Pays	Total	Paychecks

Janice Atwood	2/10/2000	5 weeks	5 weeks	4 weeks	14 weeks	7
Jay Brooks	7/17/2000	5 weeks	5 weeks	4 weeks	14 weeks	7

Summary

Net Proceeds	2,776,269
Cost to Complete	(504,175)
Expenses	(84,850)

Total	2,187,244
Curci Loan	(2,264,821)
Imperial Loan	(694,489)

Est. after Loans	(772,066)	Note: Warranties still need to be covered.

Shortfall is taken to Calprop Worksheet in May.

III-3

     Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Calprop Shares and any other required documents should be sent or delivered by each stockholder of Purchaser or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

By Mail:	By Overnight Courier:
P.O. Box 3301	Reorganization Department
South Hackensack, NJ 07606	85 Challenger Road
Attn: Reorganization Department	Mail Stop—Reorg
Ridgefield Park, NJ 07660

By Hand:

Reorganization Department
120 Broadway, 13th Floor
New York, NY 10271

By Facsimile Transmission: (for Eligible Institutions only)
(201) 296-4293
Confirm Facsimile By Telephone: (201) 296-4860

     Questions and requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer To Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

The Information Agent for the Offer is:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660

Banks and Brokers Call Collect: 201-373-5156
Others Call Toll-Free (866) 894-3618